NO ACT

PE
12-1908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004189

Received SEC

FEB 18 2009

Washington, DC 20549

February 18, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-18-09

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letters dated December 19, 2008 and February 2, 2009 concerning the shareholder proposal submitted to Citi by the AFL-CIO Reserve Fund. We also have received a letter on behalf of the proponent dated January 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal urges the compensation committee of the board of directors to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment, and to report to shareholders regarding the policy. In addition, the proposal states that the policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive.

There appears to be some basis for your view that Citi may exclude the proposal under rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6) because it may cause Citi to breach existing compensation agreements and require Citi to impose restrictions on the transfer of securities that have already been issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Citi with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

February 02, 2009

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal to Citigroup Inc. of the American Federation of Labor & Congress of Industrial Organizations

Dear Sir or Madam:

In a letter dated December 19, 2008 (the "Request Letter"), Citigroup, Inc., a Delaware corporation (the "Company"), requested the concurrence of the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission that it would not recommend enforcement action if the Company omitted from the proxy materials to be furnished to stockholders in connection with the Company's 2009 Annual Meeting (the "Proxy Materials") a stockholder proposal (the "Proposal") submitted by the American Federation of Labor & Congress of Industrial Organizations (the "AFL-CIO").

This letter responds to the letter dated January 23, 2009 (the "AFL-CIO Letter"), attached hereto as Exhibit A, addressed to the Staff and submitted on behalf of the AFL-CIO by Cornish F. Hitchcock of the Hitchcock Law Firm PLLC, counsel for the AFL-CIO. We are are notifying the AFL-CIO of this letter by copy.

In the AFL-CIO Letter, the AFL-CIO offers to revise its Proposal (with the proposed revisions, the "Revised Proposal") in response to the Request Letter. In so doing, the AFL-CIO appears to concede that the Proposal, as originally drafted, can be properly excluded from the Proxy Materials. The Company does not accept or acknowledge the Revised Proposal for the reasons explained below, and respectfully submits that the Proposal remains properly excludable from the Proxy Materials.

1. The Company Is Not Required to Acknowledge Or Accept The Revised Proposal

In the AFL-CIO Letter, the AFL-CIO acknowledges the Company's position that the Proposal[1] may be excluded under rules 14a-8(i)(2) and 14a-8(i)(6) because, generally stated: (a) the Proposal would cause the Company to violate Delaware law, specifically Section 202(b) ("Section 202(b)") of the Delaware General Corporation Law, *see* 8 *Del. C.* § 202(b), because Section 202(b) requires that holders of already issued securities *agree* to any transfer restriction imposed on such securities, and the Proposal would *require* senior executives of the Company holding already issued securities to submit to the transfer restriction called for in the Proposal, irrespective of their consent; and (b) the Proposal would cause the Company to violate the Company's existing contractual obligations and New York contract law because the transfer restriction called for in the Proposal would directly violate the terms of the Company's existing contracts with senior executives.[2] The AFL-CIO Letter then goes on to provide that "[t]he proposal could thus be amended – and the [AFL-CIO] is willing to make such a change – to apply the Proposal prospectively to awards made under a new equity award plan and compensation agreements with such a plan." AFL-CIO Letter, at 2. The AFL-CIO Letter also states that "any defect here could be cured by making the [AFL-CIO's] proposal applicable to awards made under future plans and compensation agreements pursuant to such plans" and that the AFL-CIO's "suggested revision . . . looks to future awards under future plans." AFL-CIO Letter, at 3. These general statements are the extent to which the AFL-CIO suggests revisions to the Proposal. Even at this late juncture, 71 days after the Rule 14a-8(e) deadline, the AFL-CIO did not bother to offer the Staff or the Company revised text to attempt to remedy the flaws in its Proposal.

As an initial matter, under the Staff's rules, the Company is not required to acknowledge or accept the Revised Proposal. *See* Staff Legal Bulletin No. 14, Section E-3 (July 13, 2001) ("Legal Bulletin No. 14") (explaining that a company is not required to address a shareholder's revisions to its proposal after the company has submitted its no-action request and that the Staff will "base [its] no-action response on the proposal included in the company's no-action request [unless] the company indicates in a letter to [the Staff] and the shareholder that it acknowledges and accepts the shareholder's changes"); Legal Bulletin No. 14, Section E-4 (stating that the Staff "will not address revised proposals unless the company chooses to acknowledge the changes"). As such, the Company has chosen not to acknowledge or accept the Revised Proposal, and continues to believe that the Proposal, as the AFL-CIO appears to have

1 The Proposal, as originally drafted, would, in pertinent part, "urge the Compensation Committee of the Board of Directors to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment (through retirement or otherwise)."

2 For related reasons outlined in the Request Letter, the Company also believes the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholders under Delaware law.

conceded, may be excluded from its Proxy Materials for the reasons explained in the Request Letter.

2. *The Revised Proposal is Impermissible Because The Revisions It Contains Are Not Minor In Nature And Would Alter The Substance Of The Proposal, Such That The Revised Proposal Violates Rules 14a-8(c) and 14a-8(e)*

The Company is aware that, on occasion, the Staff will provide a proponent an opportunity to revise a proposal, even if (as here) the Company has not accepted or acknowledged any revisions. The Staff should not afford the AFL-CIO such an opportunity for the reasons set forth below.

The significant revisions proposed in the AFL-CIO letter violate the Staff's most basic rules as to permissible revisions. The Staff has explained that it permits "revisions that are minor in nature and do not alter the substance of the proposal." *See* Legal Bulletin No. 14, Section E-1. A proponent's revisions are rightly limited in such a manner because, under Rule 14a-8(c), a stockholder may only submit one proposal to a company for a particular shareholders' meeting, and, under Rule 14a-8(e), shareholders must comply with specific deadlines in submitting proposals. *See* Legal Bulletin No. 14, Section E-3 ("depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both").

The revisions proposed by the AFL-CIO are not "minor in nature," but would instead "alter the substance of the proposal." There are simply two different proposals involved in, on one hand, seeking to apply a transfer restriction requiring *all* senior executives to hold 75% of all shares issued under compensation plans to *all* options and shares held by a senior executive, as the original Proposal called for, and, on the other hand, only subjecting *some* senior executives (*i.e.*, those receiving shares under "new equity award plans") to such a requirement when they receive shares through such new equity award plans, as the Revised Proposal calls for. The AFL-CIO already submitted one proposal in connection with the Company's 2009 Annual Meeting and the deadline for submitting proposals for inclusion in the Proxy Materials has passed. The AFL-CIO should not seek to end-run rules 14a-8(c) and 14a-8(e) by submitting a new proposal, substantively different from the original Proposal, now. *See Exxon Mobil Corp.* (avail. Mar. 1, 2004) (concurring that a revised proposal, substantially different from the original proposal, could be excluded under Rule 14a-8(e)(2) "because ExxonMobil received it after the deadline for submitting proposals"); *I-many, Inc.* (avail. Apr. 4, 2003) (same). Exclusion of the Revised Proposal is particularly appropriate where, as here, the proponent is a sophisticated, experienced party demonstrably capable of timely submitting proposals that do not need revision and for which there is not a basis for exclusion. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 28, 2008); *The Boeing Co.* (avail. Feb. 5, 2008); *United Techs. Corp.* (avail. Jan. 31, 2008); *Pulte Homes, Inc.* (Mar. 5, 2007) (all finding there was not a basis for exclusion of proposals by the AFL-CIO and not requiring revision by the AFL-CIO).

The AFL-CIO attempts to downplay the magnitude of the revisions suggested in the AFL-CIO Letter by suggesting that the AFL-CIO's revisions are just as limited in nature as the revisions allowed in *General Electric Co.* (avail. Jan. 9, 2008) and *Citigroup, Inc.* (avail. Feb.

18, 2003). In *General Electric* and *Citigroup*, however, the revisions permitted by the Staff were narrow in nature and could be easily and clearly applied to the proposals at issue—unlike here.

In *General Electric*, the proposal, which called for extending the holding period for stock held by senior executives from one year to the life of the executive, would fundamentally remain the same following the revision permitted by the Staff, but would only apply to *certain* securities (future-issued securities and options already issued but not exercised, but not to *shares* already held). Such a revision was available in that case because General Electric appears to have taken the position in its no-action request that, under the terms of its stock option plans, it could amend the holding period required for options that had been issued but not yet exercised. The Company's circumstances, however, are fundamentally different and the revisions required to bring the Proposal into compliance would be much more extensive here. As explained in the Request Letter, the Company cannot, under the terms of it contracts, amend the terms of options and other instruments that have already been issued but not exercised. In apparent recognition of this fact, the AFL-CIO Letter suggests revising the proposal to apply only to future stock incentive plans, not to the contracts the Company already has in place. Then the AFL-CIO Letter attempts to situate its revisions within the *General Electric* ruling by stating that the Company "reads the *General Electric* decision too narrowly." *See* AFL-CIO Letter, at 3. But the differences between that ruling and the present circumstances are significant: in *General Electric*, it was a small leap to alter the proposal so that it simply would not apply to certain *securities*. Here, the AFL-CIO has suggested a revised proposal that applies to a different group of *individuals*—those who accept future grants. The new proposal, with its arbitrary discrimination among employees, is an entirely different proposal, and, as discussed below, is also beset by uncertainties regarding exactly how the revisions should be made. In short, in *General Electric*, the Staff was addressing minor changes that would not alter the substance of the proposal and could easily be made. That is not the case here.

Similarly, the AFL-CIO Letter states that the Staff should permit its suggested revisions because the Staff has "taken a similar approach in other cases, including one cited by Citigroup involving a similar situation (*Citigroup Inc.* (18 February 2003) (concluding that a proposal to abolish all stock option programs could be cured by revising the proposal to cover only future compensation agreements)." [*sic*] This statement oversimplifies matters. In *Citigroup*, the Staff concurred that most components of the proposal at issue were excludable, but ruled that the following portion of the proposal would not be excludable if it "were revised to state that it applies, only to compensation agreements made in the future": "All Citigroup senior managers [*sic*] stock options and bonus programs will cease and be permenently [*sic*] terminated immediately." In *Citigroup*, then, the proposal could be easily revised so that that particular component of the proposal—to end all stock options and bonus programs—would apply on a prospective basis. Here, however, as discussed above, the revisions suggested by the AFL-CIO, which were stated in the most general terms, cannot be so easily incorporated into the Proposal.

3. The AFL-CIO Letter Does Not Make Clear How The Proposal Should Be Revised So That It Is No Longer Properly Excludable And The Proposal's Defects Cannot Be "Easily Corrected"

In addition to the many problems described above, the AFL-CIO has not even provided the Staff and the Company with a clear set of revisions that could be made to the Proposal. As discussed above, the AFL-CIO Letter offers only vaguely stated revisions to the Proposal and did not actually provide revised text for the Proposal. Unfortunately, the AFL-CIO's general statements do not make clear exactly how the Proposal should be revised. For example, even if, as the AFL-CIO Letter suggests, the Proposal were revised to apply only to "awards made under a new equity award plan and compensation agreements with such a plan," it is unclear exactly what the AFL-CIO intends. This revision *could* mean that senior executives would simply have to hold 75% of the shares they acquire through the exercise of awards received under new plans (but not any shares acquired through prior plans) after their termination. Or the revision could mean that if senior executives are going to receive shares through a "new equity award plan," those senior executives must agree, in order to receive those shares, that the transfer restriction called for in the Proposal will apply to *all* shares held by those senior executives, including shares already issued. Because the AFL-CIO only suggests revisions for the Proposal in general terms, it would leave the Staff, the Company, and the Company's shareholders wrestling with details such as these.

Such a result is not permitted under the Staff's rules. The Staff permits revisions "to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are *easily corrected.*" *See* Staff Legal Bulletin No. 14, Section E-1 (emphasis added). But there is no easy or clear correction that can be done here, and the AFL-CIO certainly has not provided one for the Staff.[3] The Staff has also made clear that the specific terms of a proposal are important, indicating that proponents should draft proposals with precision. *See* Legal Bulletin No. 14, Section B-1 ("We consider...*the way in which the proposal is drafted* and how the arguments and our prior no-action responses apply to the *specific proposal* and company at issue") (emphasis added). And yet the AFL-CIO has provided no such specific terms to the Staff here.

---

3 The unclear type of revisions the AFL-CIO Letter suggests can be contrasted against the type of revision the Staff recently said was permissible in Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008). In Section B of that Bulletin, the Staff advised that where "a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal . . . if the company meets its burden of establishing that applicable state law requires any such amendment to be initiated by the board and then approved by shareholders . . . . [but] our response may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter.". There, such a revision can be made easily and cleanly, and the intent of the proposal would remain clear. Here, the AFL-CIO is suggesting no such change.

For the reasons provided in the Request Letter and this letter, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials and that the Proposal may not be revised. Please feel free to contact the undersigned at (212) 793-7396.

Very Truly Yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

2699204

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

RECEIVED
2009 JAN 26 PM 1:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

23 January 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I have been asked to respond to the letter from Citigroup Inc. ("Citigroup" or the "Company") dated 19 December 2008 that advises the Division of Citigroup's intent to omit from its 2009 proxy materials a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund"). The Proposal and cover letter appear as Exhibit A to the Company's letter.

For the reasons set forth below, we submit that Citigroup has not carried its burden of showing that the Proposal may be excluded from the Company's proxy materials. We are filing six copies of this letter by messenger and submitting it electronically as well. Our fax number for receipt of the Division's response appears above.

The Proposal.

The Proposal is straightforward. It urges the Compensation Committee "to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the Company's 2010 annual meeting. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive."

The supporting statement, citing the Aspen Principles on corporate governance and a report of the Conference Board, explains that the Proposal is intended to promote a greater focus on the long-term success of the Company and also to better align the interests of senior executives with those of shareholders generally.

In response Citigroup argues that the proposal would violate Delaware law, specifically, section 202(b) of the Delaware General Corporation Law, which states that "no restriction on the transfer . . . of securities of a corporation . . . shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction." This alleged inconsistency is said to warrant exclusion under Rule 14a-8(i)(1).

For related reasons, Citigroup argues that the Proposal would cause the Company to violate existing contracts with senior executives, thus warranting exclusion under Rule 14a-8(i)(2). Citigroup also argues that because of the alleged violation of state law and contractual obligations, the Proposal is beyond the Company's power to implement and thus may be excluded under Rule 14a-8(i)(6). Citigroup cites in particular the Company's 1999 Stock Incentive Plan (as amended and restated effective 19 April 2005) and the Citigroup Equity Award Agreement, which is an additional contract to which Citigroup employees become bound when the Company makes individual awards under the Plan.

Citigroup's 70-page submission raises a number of arguments. While there is much that could be said in response, we confine ourselves to a single point that the Company acknowledges, namely, the Division's no-action decision in *General Electric Co.* (9 January 2008), where the company made essentially the same arguments for exclusion in response to a similar proposal. The Division found that there appeared to be some basis for those arguments, but added that the defect could be cured with certain language changes. As we discuss below, Citigroup's attempts to distinguish *General Electric* are not persuasive, and the Fund is willing here to make appropriate textual changes consistent with that ruling.

<u>Discussion.</u>

The heart of Citigroup's argument is Del. Gen. Corp. L. § 202(b), which the Company reads as imposing restrictions "with respect to securities issued prior to the adoption of the restriction." This is a backward-looking provision and would not affect the board's ability to subject future equity awards to such a condition. On this point there appears to be common ground, namely, that Citigroup could adopt the recommended policy prospectively as to awards made under a new stock option plan or a compensation agreement with its executives.

The proposal could thus be amended – and the Fund is willing to accept such a change – to apply the proposal prospectively to awards made under a new stock option plan or a compensation agreement with its executives. Such an approach would not impinge upon state law limitations or contract rights. The Division has taken a similar approach in other cases, including one cited by Citigroup involving a similar situation (*Citigroup Inc.* (18 February 2003) (concluding that a proposal to abolish all stock option programs could be cured by revising the proposal to cover only future compensation agreements).

This is also similar to the approach that the Division took regarding the *General Electric* proposal, which recommended that "the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn dividends and bequeath their shares as they choose." GE argued that this proposal could be excluded under Rule 14a-8(i)(2) and (6) because the transfer restriction would violate New York statutory law, as well as cause the company to violate New York contract law by violating the terms of GE's stock option plans. The Division found some basis for that view, but concluded that the defect could be cured "if the proposal was revised to state that it applies only to stock issuable upon exercise of currently unexercised options."

Citigroup argues that the situation is distinguishable because GE appeared to argue that its stock option plan allowed GE to amend the holding period required for options that had not yet been exercised, whereas Citigroup's Plan and Award Agreement do not allow Citigroup to amend the terms of options and other instruments that have already been issued, but have not been exercised. However, Citigroup reads the *General Electric* decision too narrowly. Even assuming that Citigroup is factually correct in its distinction between the two companies' plans, the fact remains that any defect in this instance could be cured by making the Fund's proposal applicable to awards made under future plans and compensation agreements pursuant to such plans.

We note that Citigroup posits two alternative revisions, but argues that neither one would be the sort of minor change that the Division routinely allows. Citigroup Letter at 7-8. This is a strawman argument. The first (ask for consent) the Fund is not proposing. The second (limit application of the policy to shares acquired after implementation of the policy, so long as those shares are not issued under the current Plan or Agreement, and then only with consent of the executive) is a more convoluted approach to the situation than is necessary or is being proposed. The Fund's suggested revision, which looks to future awards under future plans, is in line with the approach the Division has taken on other occasions to address issues about state law and the board's concomitant ability to take the requested action.

<u>Conclusion.</u>

For these reasons, Citigroup has failed to carry its burden of justifying exclusion of this Proposal, and we respectfully ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Shelley J. Dropkin, Esq.
Daniel F. Pedrotty, Esq.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. of the American Federation of Labor & Congress of Industrial Organizations

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by the American Federation of Labor & Congress of Industrial Organizations (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2009 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its annual meeting of stockholders to be held on or about April 21, 2009. The Proponent's address, as stated in the Proposal, is 815 Sixteenth Street, N.W., Washington, D.C. 20006, Attention Daniel F. Pedrotty.

Also enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by shareholders under Delaware law (the jurisdiction in which the Company is organized); pursuant to Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law; and pursuant to Rule 14a-8(i)(6) under the Act because the Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal."

With respect to the Company's position, as stated in sections I.B and II of the enclosed statement of explanation, that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal would cause the Company to breach existing contractual obligations in violation of New York law and the Company would therefore lack the power to implement the Proposal, I note that the arguments advanced under New York law with respect to that position constitute my opinion, as counsel for the Company and as an attorney admitted to practice in the state of New York. *See* Staff Legal Bulletin No. 14B (CF), Section E (Sept. 15, 2004) (providing that a submission contending that proposals may be excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6), or both, because they would result in the company breaching existing contractual obligations under state law "should . . . indicate that the arguments advanced under state . . . law constitute the opinion of counsel").

By copy of this letter and the enclosed materials, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2009 Proxy Materials. The Company currently plans to file its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2009.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (together the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by the American Federation of Labor & Congress of Industrial Organizations (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal calls for the Compensation Committee (the "Committee") of the board of directors (the "Board") of the Company "to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment (through retirement or otherwise)." In its entirety, the Proposal reads as follows:

> RESOLVED, shareholders of Citigroup Inc. (the "Company") urge the Compensation Committee of the Board of Directors to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the Company's 2010 annual meeting. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive.[1]

The Company believes that it may exclude the Proposal from the 2009 Proxy Materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal."

---

1 A longer supporting statement, not relevant to the Company's position, accompanies the Proposal.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14A-8(i)(2) BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE AND NEW YORK LAW.

A. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment. The Company currently does not impose such a restriction on shares held by senior executives.

As is more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Exhibit B), the Proposal violates Delaware law because it calls for the Committee to adopt a policy "requiring" senior executives to submit to a new transfer restriction on securities they hold. This is in derogation of Section 202(b) of the Delaware General Corporation Law (the "DGCL"), which provides that new transfer restrictions may only be validly imposed on previously issued securities with the *consent* of the holders of those securities, either in the form of an agreement with respect to the transfer restriction or a vote in favor of the transfer restriction.

As is described in the Delaware Law Firm Opinion, Section 202(b) provides, in pertinent part, that no "restriction on the transfer . . . of securities of a corporation . . . . shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction." *See* 8 *Del. C.* § 202(b). The restriction on senior executives' securities called for in the Proposal clearly comes within the purview of Section 202(b). The restriction constitutes a "restriction . . . on the transfer . . . of securities" under Delaware law because the Proposal calls for the adoption of a policy that would impose a new limitation on the alienability of shares held by the Company's senior executives. *See Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1079 (Del. Ch. 1985), *rev'd on other grounds*, *Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031 (Del. 2004) (characterizing "transfer restrictions" under Section 202 as limitations on the trading, negotiability, and free transferability of securities); *see also Williams v. Geier*, 1987 WL 11285, at *4 (Del. Ch. May 20, 1987) (citing favorably the characterization of transfer restrictions in *Moran*). In addition, the Proposal, by its plain terms, applies to *any* shares held by senior executives, including shares that have already been issued to senior executives. Thus, the transfer restriction called for in the Proposal would apply to "securities issued prior to the adoption of the restriction" under Section 202(b). Furthermore, as is discussed in the Delaware Law Firm Opinion, shares are clearly "securities" under Section 202(b). *See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 519 F. Supp. 506, 512 (D. Del. 1981) (indicating that the term "securities," as used in Section 202(b), includes "capital shares"); *RFE Capital Partners, L.P. v. Weskar, Inc.*, 652 A.2d 1093, 1095 (Del. Super. Ct. 1994) (same); Ernest L. Folk, III, *The*

Delaware General Corporation Law: A Commentary and Analysis, at 197 (1972) (explaining, from the vantage point of a leading drafter of the DGCL, that the term "'security' includes "stock").

As is more fully described in the Delaware Law Firm Opinion, the policy called for in the Proposal, although it is clearly governed by Section 202(b), *violates* Section 202(b). That is, the Proposal calls for the Committee to adopt a policy "requiring" senior executives to submit to a transfer restriction, irrespective of whether senior executives consent to the transfer restriction, either in the form of an agreement with respect to the transfer restriction or vote in favor of the transfer restriction, as Section 202(b) requires. *See* 8 *Del. C.* § 202(b); *Williams v. Geier*, 1987 WL 11285, at *4 (stating that "§ 202(b) . . . prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof"); 1 R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations*, § 6.6 (3d Ed. 2006) (stating that Section 202(b) "provides that the holders of securities outstanding at the time a restriction is imposed are not bound by the restriction unless they assent to it"). The Proposal, then, calls for a policy that the Committee could only adopt in violation of Delaware law, and the Proposal, if implemented, would therefore violate state law.

B. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE NEW YORK LAW.

The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate New York law.

Specifically, the Proposal, if implemented, would cause the Company to violate existing contracts between the Company and senior executives, including the Citigroup 1999 Stock Incentive Plan (as amended and restated effective April 19, 2005) (the "Plan"), which is the Company's plan for issuing stock options, stock appreciation rights, and stock awards to its employees, including senior executives, and the Citigroup Equity Award Agreement (the "Award Agreement"), an additional contract to which employees become bound when the Company makes individual awards under the Plan. Copies of the Plan and Award Agreement, which are governed by New York law, are attached hereto as Exhibit C and Exhibit D. The staff of the Division of Corporation Finance of the Commission (the "Staff") has recognized that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . ." Staff Legal Bulletin No. 14B (CF), Section E (Sept. 15, 2004) ("Legal Bulletin 14B").

The terms of the Plan and the Award Agreement are extensive, but one thing is clear: they impose no restrictions on transfer, other than a requirement that (1) awards of stock or other securities under the Plan generally may not be transferred prior to vesting, and (2) certain shares acquired by exercising options cannot be transferred until two years after exercise.[2] The

[2] Specifically, Section 7 of the Plan gives the Committee authority to make awards to employees, including senior executives, in the form of stock options (including as nonqualified stock options or incentive stock options ("ISOs")), stock appreciation rights

transfer restriction called for in the Proposal would violate these basic terms. For example, under the Plan and the Award Agreement, stock awards clearly could vest prior to retirement, in which case the shares would be freely transferable. The Proposal, however, would impose a new and additional restriction, prohibiting transfer until two years after retirement. Such a result would directly violate the Plan and Award Agreement with respect to stock options, stock appreciation rights, restricted stock, and deferred stock, because the Plan and Award Agreement clearly provide that once those instruments become vested and are exercised, senior executives receive freely transferable shares. Such a result would also directly violate the Plan and Award Agreement with respect to shares themselves, which would otherwise be freely transferable.

The policy called for in the Proposal would therefore, if implemented, cause the Company to breach existing contracts, in violation of New York state contract law. *See Rolls-Royce Motor Cars, Inc. v. Schudroff*, 929 F. Supp. 117, 124 (S.D.N.Y. 1996) ("The appropriate remedy for a contracting party's failure to honor its obligations under a contract is an action for breach of contract."); *Le Roi & Assocs., Inc.*, 266 A.D.2d 872 (N.Y. App. Div. 1999) (a breach of contract occurs where a party fails to adhere to contractual terms). Viewed another way, the Proposal asks the Committee effectively to *amend* the Company's existing contracts by unilaterally "requiring" senior executives to submit to a transfer restriction that does not exist under their contracts with the Company. Under New York law, however, an amendment to a contract cannot be imposed unilaterally, and instead requires the consent of all parties to the contract. *See Bier Pension Plan Trust v. Estate of Schneierson*, 545 N.E.2d 1212, 1214 (N.Y. 1989); *Polyfusion Elecs., Inc. v. Airsep Corp.*, 30 A.D.3d 984, 986 (N.Y. App. Div. 2006) ("a party to an agreement may not unilaterally change its terms"); *Beacon Terminal Corp. v. Chemprene, Inc.*, 75 A.D.2d 350, 354 (N.Y. App. Div.1980) ("Fundamental to the establishment of a contract modification is proof of each element requisite to the formulation of a contract,

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(which are rights to receive a payment in the form of cash, Company common stock, or a combination thereof), and stock awards (which can be made in the form of stock payment, restricted stock, deferred stock, and/or stock units) (all of these forms referred to collectively or individually as an "Award"). Section 7(d) of the Plan provides that "Awards shall not vest more rapidly than ratably over a three-year period," but Section 7(d) also gives the Committee authority to provide for accelerated vesting upon an employee's "retirement, death, disability, leave of absence, termination of employment, the sale or disposition of [the employee's] employer or any other similar event" and "upon the achievement of performance criteria specified by the Committee." In addition, Section 2 of the Award Agreement provides a schedule indicating that Awards generally vest ratably over a period of four years (with 25% of an Award vesting upon the completion of each year) and Section 3 of the Award Agreement states that "vesting is conditioned upon continuous employment with the Company." Section 12 of the Plan also provides generally that an Award granted under the Plan may not be transferred until all vesting periods have been satisfied and all shares underlying the Award have been issued. In addition, the Award Agreement simply imposes one restriction on shares underlying an Award: Section 4 of the Appendix to the Award Agreement provides that except in certain circumstances relating to the employee's death, disability, or a termination in which the employee meets certain age and service requirements, "shares acquired upon an Option [defined as nonqualified stock options] exercise during the term of . . . employment may not be sold or otherwise transferred until two years from the date of exercise." The Plan and Award Agreement provide for no other restrictions on transfer.

including mutual assent to its terms"). In addition, the unilateral amendment called for by the Proposal would violate the express terms of the Plan and Award Agreement, which provide that the Committee may not impose any amendment that would adversely affect a bound employee without that employee's written consent.[3]

The Company recognizes that several provisions of the Plan state that Awards are subject to "terms," "conditions," "restrictions," or "limitations" determined by the Committee, usually in the Committee's "sole discretion." *See* Plan, Section 7(a); Section 7(a)(i); Section 7(a)(iv); Section 7(c). It could be argued that these provisions grant the Committee the latitude to impose the transfer restriction called for in the Proposal without violating the Plan and Award Agreement. These provisions were not intended, however, to allow the Committee to impose additional transfer restrictions on Awards or on shares underlying Awards (1) after an Award is made but before an Award is exercised, or (2) after the Award is exercised. As noted above, the Plan and Award Agreement expressly provide that the terms of the Plan and Award Agreement may not be modified in a manner that adversely affects the rights of bound employees. Yet the Proposal calls for the Committee to do precisely these things.

The Company also recognizes that Section 4(a) of the Plan, headed "Committee Authority," grants the Committee authority, among other things, to "cancel or modify outstanding Awards." It could be argued that this provision enables the Committee to implement the new transfer restriction called for in the Proposal. This provision, however, only gives the Committee *authority* to cancel or modify outstanding Awards. Such a grant of general authority does not mean that once the Committee enters into a contract (the Award Agreement), binding the Company and employees to particular terms and restrictions, the Committee may violate or alter those contractual terms and restrictions. Indeed, as noted above, Section 14 of the Appendix to the Award Agreement provides that "no . . . modification or amendment of [an] Award . . . shall . . . adversely affect [an employee's] rights with respect to the Award . . . without [the employee's] written consent." To be sure, Section 16 of the Award Agreement also provides that "[i]n the event of a conflict between this Agreement and the Plan, the Plan shall control," but the Company does not believe there is a conflict between the Committee receiving general authority to take certain actions and the Committee's choice to limit its own authority by contract. The Plan and Award Agreement simply do not permit the Committee to impose unilateral amendments that would adversely affect bound employees.

Confronted in the past with similar proposals that would cause a company to breach existing incentive plan contracts in violation of state law, the Staff has concurred that there was a basis for exclusion under Rule 14a-8(i)(2). *See Citigroup Inc.* (avail. Feb. 18, 2003) (proposal to abolish all stock option programs was excludable under Rule 14a-8(i)(2) because it may cause the company to breach existing contractual obligations); *Sensar Corp.* (avail. May 14,

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3 Specifically, Section 21 of the Plan provides that "[n]o termination, suspension or amendment of the Plan shall adversely affect the right of any [employee] with respect to any Award therefore granted, as determined by the Committee, without such [employee's] consent." Section 14 of the Appendix to the Award Agreement provides that "no . . . modification or amendment of [an] Award . . . shall . . . . adversely affect [an employee's] rights with respect to the Award . . . without [the employee's] written consent."

2001) (proposal to rescind and reauthorize options granted by the company on new terms was excludable under Rule 14a-8(i)(2) because it may cause the company to breach existing compensation agreements).

II. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it. As noted in the Delaware Law Firm Opinion, Section 202(b) of the DGCL requires consent from a stockholder to impose transfer restrictions on outstanding shares. Because the Company has no ability to require its senior executives who own shares to give such consent, it simply lacks the power to impose such restrictions. In addition, because the Proposal calls for a policy that would violate Section 202(b) of the DGCL, the Committee would lack the power to adopt the policy. Moreover, because the Proposal calls for a policy that would cause the Company to breach existing contracts in violation of New York law, the Committee would lack the power to adopt the policy. *See* Legal Bulletin 14B, Section E ("Proposals that would result in the company breaching existing contractual obligations may be excludable under . . . rule 14a-8(i)(6) . . . because implementing the proposal . . . would not be within the power or authority of the company to implement").

III. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Delaware Law Firm Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

IV. THE PROPOSAL MAY BE EXCLUDED UNDER RULES 14a-8(i)(2), 14 a-8(i)(6), AND 14a-8(i)(1) EVEN THOUGH IT IS CAST IN PRECATORY TERMS

The Company notes that the Proponent cannot end run the aforementioned bases for exclusion simply because the Proposal is cast in precatory terms. Even though the Proposal only "urges" the Committee to implement the policy the Proponent calls for, the Proposal must nevertheless be excluded because the underlying action urged by the Proponent is itself offensive to Delaware and New York law.

The Company recognizes that, in a note to Rule 14a-8(i)(1), the Commission has indicated that, in certain cases, a proposal that would be *binding* if approved by stockholders may not be a proper subject for stockholder action but would be proper if framed as a *recommendation or request* that the board of directors take a specified action. However, the Commission has stated that framing a proposal as precatory will not safeguard *all* proposals from exclusion on a Rule 14a-8(i)(1) basis: "In our experience, *most* proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper *unless the company demonstrates otherwise*." 17 C.F.R. § 240.14a-8(i)(1) Note (emphasis added). Using a precatory format will only save a proposal from exclusion if the action that the proposal recommends the directors take can be lawfully implemented by directors.

Because the policy called for in the Proposal would, if implemented, cause the Committee to violate Delaware law and New York law (in the latter case, with respect to existing contractual obligations) and because the Company would lack power to implement the Proposal, it should be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(6), and 14a-8(i)(1).

The Staff has indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law or would not be a proper subject for stockholder action under state law. *See AT&T Inc.* (avail. Feb. 7, 2006) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that a board of directors adopt cumulative voting as a by-law or a long-term policy, where the company contended that, under Delaware law, cumulative voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that the company adopt a by-law containing a per capita voting standard, where the company contended that, under Delaware law, per capita voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *Pennzoil Corp.* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a by-law that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

Here, the Proposal, despite its precatory format, may be excluded under Rules 14a-8(i)(2), 14a-8(i)(6), and 14a-8(i)(1), because it would urge the Committee to implement a policy that would violate Delaware and New York law, because the Company would lack power to implement the Proposal, and because the Proposal is not a proper subject for stockholder action under Delaware law.

IV. THE PROPONENT SHOULD NOT BE PERMITTED TO REVISE ITS PROPOSAL.

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[4] the Company asks the Staff to decline to grant the Proponent an opportunity to return to the drawing board to correct the flaws in its Proposal. It is the Company's position that the Proposal's flaws, far from "minor in nature," are fundamental to the Proposal and that correcting them would require a change in the substance of the Proposal. The Proposal could conceivably be revised to provide as follows:

- That that the Company should approach any senior executives who already have been issued Company securities under the Plan and Award Agreement, whose contracts with the Company would be violated through the implementation of the policy called for in the

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4 *See* Legal Bulletin 14B, Section E(1).

Proposal, and whose consent would be necessary in order for the transfer restriction called for in the Proposal to be imposed on their securities, to ask for their consent to amend the Plan and Award Agreement and to impose the Proposal's transfer restriction.

- That the transfer restriction the Proposal calls for would apply only to 75% of shares acquired by senior executives following implementation of the policy, but with the critical qualification that the shares subject to the transfer restriction must not have been acquired through the exercise of stock options, stock appreciation rights, restricted stock, or deferred stock issued under the current Plan and Award Agreement, unless the senior executive who was awarded such instruments consents to an amendment of her contracts with the Company. This qualification is necessary in order to avoid violating the Company's contractual obligations, because those instruments would have been issued pursuant to a Plan and Award Agreement whose provisions the Proposal clearly violates.

In order for the Proposal to request that the Committee take such steps, however, the Proposal would need to be revised significantly, to the point that its substance will change.

The Company recognizes that the Staff recently permitted revision of a proposal arising in a somewhat similar context. *See General Electric Co.* (avail. Jan. 9, 2008). In *General Electric,* the proposal at issue sought to require senior executives to hold stock in the company for the duration of their lives, rather than for the one-year period required by the company's stock option plans. The company sought to exclude the proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) on the basis that the transfer restriction violated New York corporate law (which governed the company as a New York company) and New York contract law, by violating the terms of the company's stock option plans. [The Staff concurred that there was a basis to exclude the proposal under Rules 14a-8(i)(2) and 14a-8(i)(6), but also concluded that the defects in the proposal at issue could be cured "if the proposal was revised to state that it applies only to stock issuable upon exercise of currently unexercised options." In *General Electric*, however, the company appeared to take the position that, under the terms of its stock option plans, it could amend the holding period required for options that had not yet been exercised. As a result, the proposal at issue in *General Electric* could easily be revised to apply to currently unexercised options. Here, by contrast, the Proposal is not so susceptible to revision. For example, under the Company's contracts (the Plan and Award Agreement), the Company cannot amend the terms of options and other instruments that have already been issued but not exercised. In addition, here, unlike in *General Electric*, the Staff would have to guess at which revision would fix the Proposal.

Because the Proposal would require extensive revisions in order to comply with Rule 14a-8, the Company respectfully requests that the Staff agree that the Proposal should be excluded from the 2009 Proxy Materials entirely, particularly given the experience of the Proponent in these matters and that the Proponent could have drafted the Proposal differently. *See generally* Staff Legal Bulletin No. 14 (July 13, 2001), Section E ("no-action requests regarding proposals or supporting statements that have obvious deficiencies" are "not beneficial to all participants in the process and divert[] resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike").

V. CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

EXHIBIT A
THE PROPOSAL

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 13, 2008

Sent by FAX and UPS Next Day Air

Mr. Michael S. Helfer, Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, New York 10043

Dear Mr. Helfer:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Citigroup Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 3,200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

American Federation of
Labor & Congress of
Industrial Organizations

Resolved, shareholders of Citigroup Inc. (the "Company") urge the Compensation Committee of the Board of Directors to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the Company's 2010 annual meeting. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at our Company. According to the 2008 proxy statement, equity-based awards, including stock and stock option awards, accounted for between 23% and 80% of total compensation for the Named Executive Officers ("NEOs"). Of the $64.4 million in compensation paid to the 7 individuals listed, $22.7 million, or 35%, came from stock awards and stock options.

Requiring senior executives to hold a significant portion of the shares received through compensation plans after their termination of employment forces them to focus on the Company's long-term success and better align their interests with that of shareholders. The absence of such a requirement lets NEOs walk away without facing the consequences of actions aimed at generating short-term financial results. The current financial crisis has made it imperative for companies to reshape compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

When Charles Prince, former chairman and CEO of our Company, was forced out in November 2007, he was allowed to retain more than $28 million in unvested stock and options that vested immediately and, under the terms of his separation agreement, he could exercise the options and cash out over the next two years, according to the 2008 proxy.

The Aspen Principles, endorsed by both The Business Roundtable and the Council of Institutional Investors, urge that "senior executives hold a significant portion of their equity-based compensation for a period beyond their tenure."

A 2002 report by a commission of The Conference Board endorsed the idea of a holding requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

Our Company requires senior executives to hold at least 75% of the equity awarded to them while they're employed by Citigroup. We believe the NEOs should be required to hold equity awards for at least two years after termination to ensure executives share in both the upside and downside risk of their actions while at the Company.

We urge shareholders to vote for this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 14, 2008

Mr. Michael S. Helfer, Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, New York 10043

Re: Citigroup Inc.

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 3,200 shares of common stock (the "Shares") of Citigroup Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB MEMORANDUM M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

Shelley J. Dropkin

VIA UPS

November 14, 2008

American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Attention: Daniel F. Pedrotty

Dear Mr. Pedrotty:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the American Federation of Labor and Congress of Industrial Organizations for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 19, 2008

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By The American Federation of Labor & Congress of Industrial Organizations

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by the American Federation of Labor & Congress of Industrial Organizations for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion whether the Proposal would, if implemented, cause the Company to violate Delaware law, or if it is a proper subject for action by stockholders under Delaware law. You have further asked our opinion whether the Company would lack the power or authority to implement the Proposal.

I. The Proposal.

The Proposal, if implemented, would urge the Compensation Committee (the "Committee") of the board of directors of the Company to adopt a policy imposing a transfer restriction on certain securities held by senior executives of the Company, by requiring senior executives to retain 75% of the shares acquired through "compensation plans" for two years following the termination of their employment. In its entirety, the Proposal reads as follows:

> RESOLVED, shareholders of Citigroup Inc. (the "Company") urge the Compensation Committee of the Board of Directors to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the Company's 2010 annual meeting. The policy should prohibit

> hedging transactions that are not sales but offset the risk of loss to the executive.[1]

II. Summary.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment. Because the Company currently does not impose such a restriction on shares acquired by senior executives through compensation plans, the requirement contained in the Proposal would represent a newly imposed transfer restriction on securities held by senior executives. Delaware law provides that a corporation may not validly impose a new transfer restriction on securities already issued to a holder, unless the holder agrees to the restriction or votes in favor of it. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives not to transfer securities already issued to them, whether or not they agree to or vote for such a restriction. It is therefore our opinion that the Proposal would require the Committee to adopt a policy that violates Delaware law and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. The basis for this opinion is set forth in Section III of this letter. Moreover, as discussed in Section IV of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law. Finally, as discussed in Section V of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, the Company would lack the power or authority to implement the Proposal.

III. A Transfer Restriction On Outstanding Securities May Only Be Imposed If The Holders Of Those Securities Agree To It Or Vote In Favor Of It.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain—and therefore not transfer—75% of the shares they have acquired through "compensation plans" until two years after they retire or otherwise terminate their employment. The Proposal would apply to all such shares currently held by senior executives. Because such shares have already been issued, and because they were issued without being subject to the restriction called for by the Proposal, that restriction cannot be imposed now. This result is dictated by Section 202(b) of the Delaware General Corporation Law (the "DGCL"), which provides that no such restriction is valid and binding without the consent of the holder to be bound (as evidenced by such holder's agreement to, or vote in favor of, the restriction).

Turning first to the "compensation plans" under which the shares were issued, that term presumably refers to plans such as the Company's current 1999 Stock Incentive Plan (as amended and restated effective April 19, 2005) (the "Plan"), pursuant to which the Company

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[1] A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

has authority to issue stock options, stock appreciation rights, and stock awards to its employees, including senior executives, and other prior plans pursuant to which the Company formerly made such awards to employees, including senior executives. The Company also uses a form of Award Agreement (the "Award Agreement"), a contract to which employees become individually bound when the Company makes awards under the Plan.

The terms of the Plan and the Award Agreement are extensive, but one thing is clear: they impose no restrictions on transfer, other than a requirement that (1) awards of stock or other securities under the Plan generally may not be transferred prior to vesting, and (2) certain shares acquired by exercising options cannot be transferred until two years after exercise.[2] These restrictions are far exceeded by the restriction required by the Proposal. For example, under the Plan and the Award Agreement, stock awards clearly could vest prior to retirement, in which case the shares would be freely transferable. The Proposal, however, would impose a new and additional restriction, prohibiting transfer until two years after retirement.

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2 Specifically, Section 7 of the Plan gives the Committee authority to make awards to employees, including senior executives, in the form of stock options (including as nonqualified stock options or incentive stock options ("ISOs")), stock appreciation rights (which are rights to receive a payment in the form of cash, Company common stock, or a combination thereof), and stock awards (which can be made in the form of stock payment, restricted stock, deferred stock, and/or stock units) (all of these forms referred to collectively or individually as an "Award"). Section 7(d) of the Plan provides that "Awards shall not vest more rapidly than ratably over a three-year period," but Section 7(d) also gives the Committee authority to provide for accelerated vesting upon an employee's "retirement, death, disability, leave of absence, termination of employment, the sale or disposition of [the employee's] employer or any other similar event" and "upon the achievement of performance criteria specified by the Committee." In addition, Section 2 of the Award Agreement provides a schedule indicating that Awards generally vest ratably over a period of four years (with 25% of an Award vesting upon the completion of each year) and Section 3 of the Award Agreement states that "vesting is conditioned upon continuous employment with the Company." Section 12 of the Plan also provides generally that an Award granted under the Plan may not be transferred until all vesting periods have been satisfied and all shares underlying the Award have been issued. In addition, the Award Agreement simply imposes one restriction on shares underlying an Award: Section 4 of the Appendix to the Award Agreement provides that except in certain circumstances relating to the employee's death, disability, or a termination in which the employee meets certain age and service requirements, "shares acquired upon an Option [defined as nonqualified stock options] exercise during the term of . . . employment may not be sold or otherwise transferred until two years from the date of exercise." The Plan and Award Agreement provide for no other restrictions on transfer.

Such a newly imposed restriction on already issued shares is not permitted by the DGCL. Specifically, Section 202(b) of the DGCL regulates the manner in which "a restriction on the transfer" of "securities"—i.e., transfer restrictions—may be imposed. Section 202(b) expressly prohibits transfer restrictions that bind already issued securities without the consent of the security holder, stating in pertinent part:

> A restriction on the transfer . . . of securities of a corporation . . . may be imposed by the certificate of incorporation or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. *No restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction.*

8 *Del. C.* § 202(b) (emphasis added). Thus, Section 202(b) provides that a board of directors may not impose transfer restrictions on securities issued prior to the adoption of the transfer restriction without the consent of the holders of the securities, either in the form of an agreement or a vote in favor of the restriction. *See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 519 F. Supp. 506, 513 (D. Del. 1981) (stating that a board of directors cannot "unilaterally . . . impose stock transfer restrictions, which might be of significant economic consequence, on existing shares without the consent of the corporation's shareholders"); *Williams v. Geier*, 1987 WL 11285, at *4 (Del. Ch. May 20, 1987) (stating that "§ 202(b) . . . prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof"); 1 R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations*, § 6.6 (3d Ed. 2006) (stating that Section 202(b) "provides that the holders of securities outstanding at the time a restriction is imposed are not bound by the restriction unless they assent to it"); 1 Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, *Folk on the Delaware General Corporation Law*, § 202.6 (5th Ed. 2007) ("A restriction, however imposed, is not retroactive in effect except as to consenting security holders, that is, those who are parties to an agreement or who voted in favor of a restriction . . .").

The restriction on senior executives' shares that have already been issued to senior executives pursuant to Awards as called for in the Proposal clearly comes within the purview of Section 202(b). The restriction is a transfer restriction under Section 202(b) because it would impose a new limitation on the alienability of shares held by the Company's senior executives. *See Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1079 (Del. Ch. 1985) *rev'd on other grounds, Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031 (Del. 2004) (characterizing "transfer restrictions" under Section 202 as limitations on the trading, negotiability, and free transferability of securities); *see also Williams v. Geier*, 1987 WL 11285, at *4 (citing favorably the characterization of transfer restrictions in *Moran*). In addition, because the Proposal applies to *any* shares held by a senior executive, including those awarded to a senior executive prior to the adoption of the transfer restriction it calls for, the Proposal applies to "securities issued prior to the adoption of the restriction" under Section 202(b).[3]

It is our opinion that the Proposal calls for the Committee to adopt a policy that would violate Section 202(b) and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. That is, the Proposal calls for the Committee to adopt a policy "*requiring* senior executives to retain 75% of the shares acquired through compensation plans for two years following the termination of their employment" (emphasis added). Section 202(b) provides that directors may not validly impose such a transfer restriction on securities already issued to a holder, without obtaining either an agreement from the holder with respect to the transfer restriction or a vote in favor of the transfer restriction. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives to submit to a transfer restriction on securities already issued to them, irrespective of whether the senior executives enter into an agreement with respect to the transfer restriction or vote in favor of the transfer restriction. Because the Proposal calls for the Committee to adopt a policy that would violate Section 202(b), the Proposal would, if implemented, cause the Company to violate Delaware law.[4]

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3 The shares are clearly "securities" under Section 202(b). *See Joseph E. Seagram & Sons, Inc.*, 519 F. Supp. at 512 (indicating that the term "securities" as used in Section 202(b) includes "capital shares"); *RFE Capital Partners, L.P. v. Weskar, Inc.*, 652 A.2d 1093, 1095 (Del. Super. Ct. 1994) (same); Ernest L. Folk, III, *The Delaware General Corporation Law: A Commentary and Analysis*, at 197 (1972) (explaining, from the vantage point of a leading drafter of the DGCL, that the term "security" includes "stock").

4 Several provisions of the Plan state that Awards are subject to "terms," "conditions," "restrictions," or "limitations" determined by the Committee, usually in the Committee's "sole discretion." *See* Section 7(a) (". . . Awards of Nonqualified Stock Options shall be subject to the terms, conditions, restrictions, and limitations determined by the Committee, in its sole discretion, from time to time."); Section 7(a)(i) ("The terms and conditions of any ISOs granted hereunder shall be subject to . . . the terms, conditions, limitations and administrative procedures established by the Committee, from time to time in accordance with the Plan."); Section 7(a)(iv) ("The shares issued in connection with the Option exercise may be subject to such conditions and restrictions as the Committee may determine, from time to time."); Section 7(b) (". . . Awards of SARs shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time"); Section 7(c) (". . . Stock Awards shall be subject to such terms, conditions, restrictions and limitations as the Committee may determine to be applicable to such Stock Awards, in its sole discretion, from time to time."). It could be argued that these provisions grant the Committee the latitude to impose the transfer restriction called for in the Proposal.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that it is not a proper subject for stockholder action under Delaware law.

V. The Company Would Lack The Power To Implement The Proposal.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that the Company would lack the power or authority to implement the Proposal.

However, we understand that these provisions were not intended to allow the Committee to impose additional transfer restrictions on shares underlying Awards (1) after an Award is made but before an Award is exercised, or (2) after the Award is exercised. The Proposal calls for the Committee to do both.

In addition, Section 4(a) of the Plan, headed "Committee Authority," grants the Committee authority, among other things, to "cancel or modify outstanding Awards." It could be argued that this provision enables the Committee to implement the new transfer restriction called for in the Proposal. This provision, however, only gives the Committee *authority* to cancel or modify outstanding Awards. Such a grant of general authority does not mean that once the Committee enters into a contract (the Award Agreement), binding the Company and employees to particular terms and restrictions, the Committee may violate or alter those contractual terms and restrictions. Indeed, Section 14 of the Appendix to the Award Agreement provides that "no . . . modification or amendment of [an] Award . . . shall . . . . adversely affect [an employee's] rights with respect to the Award . . . without [the employee's] written consent." To be sure, Section 16 of the Award Agreement also provides that "[i]n the event of a conflict between this Agreement and the Plan, the Plan shall control," but we do not believe there is a conflict between the Committee receiving general authority to take certain actions and the Committee's choice to limit its own authority by contract. Moreover, even if Section 4(a) could be said to give the Committee authority to impose the transfer restriction called for in the Proposal because the Committee can modify outstanding Awards, the Committee may only modify *Awards* under Section 4(a), not the previously issued freely transferable shares underlying Awards.

VI. Conclusion.

For the reasons discussed in Sections III, IV, and V above, it is our opinion that (i) the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for action by stockholders under Delaware law; and (iii) the Company would lack the power or authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2626280

Exhibit C

CITIGROUP

1999 STOCK INCENTIVE PLAN

(as amended and restated effective April 19, 2005)

1. Purpose

The purposes of the Citigroup 1999 Stock Incentive Plan (the "Plan") are to (i) attract and retain Employees by providing compensation opportunities that are competitive with other companies; (ii) provide incentives to those Employees who contribute significantly to the long-term performance and growth of the Company and its Subsidiaries and (iii) align Employees' long-term financial interests with those of the Company's stockholders.

2. Effective Date

The Plan became effective on April 30, 1999, following its approval by stockholders. The amended and restated Plan will become effective April 19, 2005, subject to approval by the stockholders of the Company. Subject to the approval of the amended and restated Plan by the stockholders, the Company will no longer make awards under the Prior Plans; provided, however, that such Prior Plans shall remain effective solely with respect to awards that are outstanding as of April 19, 2005.

3. Definitions

"Award" shall mean an Option, SAR or other form of Stock Award granted under the Plan.

"Award Agreement" shall mean the paper or electronic document evidencing an Award granted under the Plan.

"Board" shall mean the Board of Directors of the Company.

"Change of Control" shall have the meaning set forth in Section 13.

"Code" shall mean the Internal Revenue Code of 1986, as amended, including any rules and regulations promulgated thereunder.

"Committee" shall mean the Personnel and Compensation Committee of the Board, the members of which shall satisfy the requirements of Rule 16b-3 of the 1934 Act and who shall also qualify, and remain qualified as "outside directors," as defined in Section 162(m) of the Code.

"Common Stock" shall mean the common stock of the Company, par value $.01 per share.

"Company" shall mean Citigroup Inc., a Delaware Corporation.

"Covered Employee" shall mean "covered employee" as such term is defined in Section 162(m) of the Code.

"Deferred Stock" shall mean an Award payable in shares of Common Stock at the end of a specified deferral period that is subject to the terms, conditions and limitations described or referred to in Section 7(c)(iv) and Section 7(d).

"Employee" shall have the meaning set forth in General Instruction A to the Registration Statement on Form S-8 promulgated under the Securities Act of 1933, as amended, or any successor form or statute, as determined by the Committee.

"Fair Market Value" shall mean, in the case of a grant of an Option or a SAR, the closing price of a share of Common Stock on the New York Stock Exchange, or on any national securities exchange on which the shares of Common Stock are then listed, on the trading date immediately preceding the date on which the Option or the SAR was granted.

"ISO" shall mean an incentive stock option as defined in Section 422 of the Code.

"Nonqualified Stock Option" shall mean an Option that is granted to a participant that is not designated as an ISO.

"Option" shall mean the right to purchase a specified number of shares of Common Stock at a stated exercise price for a specified period of time subject to the terms, conditions and limitations described or referred to in Section 7(a) and Section 7(d). The term "Option" as used in this Plan includes the terms "Nonqualified Stock Option" and "ISO".

"Participant" shall mean an Employee who has been granted an Award under the Plan.

"Plan Administrator" shall have the meaning set forth in Section 10.

"Prior Plans" shall mean the Citicorp 1997 Stock Incentive Plan, the Travelers Group Capital Accumulation Plan, and the Citigroup Employee Incentive Plan (formerly the Travelers Group Employee Incentive Plan).

"Restricted Stock" shall mean an Award of Common Stock that is subject to the terms, conditions, restrictions and limitations described or referred to in Section 7(c)(iii) and Section 7(d).

"SAR" shall mean a stock appreciation right that is subject to the terms, conditions, restrictions and limitations described or referred to in Section 7(b) and Section 7(d).

"**Section 16(a) Officer**" shall mean an Employee who is subject to the reporting requirements of Section 16(a) of the 1934 Act.

"**Stock Award**" shall have the meaning set forth in Section 7(c)(i).

"**Stock Payment**" shall mean a stock payment that is subject to the terms, conditions, and limitations described or referred to in Section 7(c)(iii) and Section 7(d).

"**Stock Unit**" shall mean a stock unit that is subject to the terms, conditions and limitations described or referred to in Section 7(c)(v) and Section 7(d).

"**Subsidiary**" shall mean any entity that is directly or indirectly controlled by the Company or any entity, including an acquired entity, in which the Company has a significant equity interest, as determined by the Committee, in its sole discretion.

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder and any successor thereto.

4. The Committee

(a) ***Committee Authority.*** The Committee shall have full and exclusive power to administer and interpret the Plan, to grant Awards and to adopt such administrative rules, regulations, procedures and guidelines governing the Plan and the Awards as it deems appropriate, in its sole discretion, from time to time. The Committee's authority shall include, but not be limited to, the authority to (i) determine the type of Awards to be granted under the Plan; (ii) select Award recipients and determine the extent of their participation; and (iii) establish all other terms, conditions, and limitations applicable to Awards, Award programs and the shares of Common Stock issued pursuant thereto. The Committee may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards, waive any conditions or restrictions imposed with respect to Awards or the Common Stock issued pursuant to Awards and make any and all other determinations that it deems appropriate with respect to the administration of the Plan, subject to the limitations contained in Sections 4(d) and 7(d) and Section 409A of the Code with respect to all Participants, and subject to the provisions of Section 162(m) of the Code with respect to Covered Employees.

(b) ***Administration of the Plan.*** The administration of the Plan shall be managed by the Committee. The Committee shall have the power to prescribe and modify, as necessary, the form of Award Agreement, to correct any defect, supply any omission or clarify any inconsistency in the Plan and/or in any Award Agreement and to take such actions and make such administrative determinations that the Committee deems appropriate in its sole discretion. Any decision of the Committee in the administration of the Plan, as described herein, shall be final, binding and conclusive on all parties concerned, including the Company, its stockholders and Subsidiaries and all Participants.

(c) ***Delegation of Authority***. To the extent permitted by applicable law, the Committee may at any time delegate to one or more officers or directors of the Company some or all of its authority over the administration of the Plan, with respect to persons who are not Section 16(a) Officers or Covered Employees.

(d) ***Prohibition Against Repricing.*** Notwithstanding any provision of this Plan to the contrary, in no event shall (i) any repricing (within the meaning of U.S. generally accepted accounting principles or any applicable stock exchange rule) of Awards issued under the Plan be permitted at any time under any circumstances, or (ii) any new Awards be issued in substitution for outstanding Awards previously granted to Participants if such action would be considered a repricing (within the meaning of U.S. generally accepted accounting principles or any applicable stock exchange rule).

(e) ***Indemnification.*** No member of the Committee nor any other person to whom any duty or power relating to the administration or interpretation of the Plan has been delegated shall be personally liable for any action or determination made with respect to the Plan, except for his or her own willful misconduct or as expressly provided by statute. The members of the Committee and its delegates shall be entitled to indemnification and reimbursement from the Company. In the performance of its functions under the Plan, the Committee (and each member of the Committee and its delegates) shall be entitled to rely upon information and advice furnished by the Company's officers, accountants, counsel and any other party they deem appropriate, and neither the Committee nor any such person shall be liable for any action taken or not taken in reliance upon any such advice.

5. Participation

(a) ***Eligible Employees.*** Subject to Section 7(a)(i), the Committee shall determine which Employees shall be eligible to receive Awards under the Plan.

(b) ***Participation by Subsidiaries.*** Employees of Subsidiaries may participate in the Plan upon approval of Awards to such Employees by the Committee. A Subsidiary's participation in the Plan may be conditioned upon the Subsidiary's agreement to reimburse the Company for costs and expenses of such participation, as determined by the Company. The Committee may terminate the Subsidiary's participation in the Plan at any time and for any reason. If a Subsidiary's participation in the Plan shall terminate, such termination shall not relieve it of any obligations theretofore incurred by it under the Plan, except with the approval of the Committee, and the Committee shall determine, in its sole discretion, the extent to which Employees of the Subsidiary may continue to participate in the Plan with respect to previously granted Awards. Unless the Committee determines otherwise, a Subsidiary's participation in the plan upon the sale or disposition of such Subsidiary to any person or entity that is not directly or indirectly controlled by the Company shall terminate; provided, however, that such termination shall not relieve such Subsidiary of any of its obligations to the Company theretofore incurred by it under the Plan, except with the approval of the Committee. Notwithstanding the foregoing, unless otherwise specified by the Committee, upon any such Subsidiary ceasing to be under the direct or indirect control of the Company, the employees of such Subsidiary shall be deemed to have terminated employment for purposes of the Plan.

(c) ***Participation outside of the United States***. In order to facilitate the granting of Awards to Employees who are foreign nationals or who are employed outside of the U.S., the Committee may provide for such special terms and conditions, including, without limitation, substitutes for Awards, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. The Committee may approve any supplements to, or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for the purposes of this Section 5(c) without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such documents as having been approved and adopted pursuant to properly delegated authority; provided, that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the intent and purpose of this Plan, as then in effect; and further provided that any such action taken with respect to a Covered Employee shall be taken in compliance with Section 162(m) of the Code.

6. Available Shares of Common Stock

(a) ***Shares Subject to the Plan.*** Common Stock issued pursuant to Awards granted under the Plan may be shares that have been authorized but unissued, or have been previously issued and reacquired by the Company, or both. Reacquired shares may consist of shares purchased in open market transactions or otherwise. Subject to the following provisions of this Section 6, the aggregate number of shares of Common Stock that may be issued to Participants pursuant to Awards granted under the Plan shall not exceed the number of shares of Common Stock available for grant under the Plan as of April 19, 2005, prior to the approval of the amended and restated Plan, plus an additional two hundred fifty million (250,000,000) shares of Common Stock.

(b) ***Termination of Prior Plans***. The Board adopted resolutions terminating the Prior Plans with respect to new awards effective as of April 19, 2005, subject to approval by the stockholders of the Company of the amended and restated Plan at the annual meeting of stockholders on April 19, 2005.

(c) ***Forfeited Awards.*** Awards or options of Awards made under the Plan which, at any time, are forfeited, expire or are canceled or settled without issuance of shares shall not count towards the maximum number of shares that may be issued under the Plan as set forth in Section 6(a) and shall be available for future Awards under the Plan.

(d) ***Shares Used to Pay Exercise Price and Taxes.*** As may be permitted by the Committee, if a Participant pays the exercise price of an Option by surrendering previously owned shares, or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld, and/or surrenders shares or has shares withheld to cover the withholding tax liability associated with an Option exercise or vesting of an Award, shares issued in respect of any Award equal in number to the number of surrendered and/or withheld shares shall not count towards the maximum number of shares that may be issued under the Plan as set forth in Section 6(a) and shall be available for future awards under the Plan.

(e) ***Other Items Not Included in Allocation.*** The maximum number of shares that may be issued under the Plan as set forth in Section 6(a) shall not be affected by (i) the payment in cash of dividends or dividend equivalents in connection with outstanding Awards; (ii) the granting or payment of stock-denominated Awards that by their terms may be settled only in cash; or (iii) Awards that are granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who have become Employees as a result of a merger, consolidation, or acquisition or other corporate transaction involving the Company or a Subsidiary.

(f) ***Other Limitations on Shares that May be Granted under the Plan.*** Subject to Section 6(g), the aggregate number of shares of Common Stock that may be granted to any single individual during the term of the Plan in the form of Options and/or SARs shall not exceed fifty million (50,000,000).

(g) ***Adjustments.*** In the event of any change in the Company's capital structure on account of any extraordinary dividend, stock dividend, stock split, reverse stock split, combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divesture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any other similar event affecting the Company's capital structure, the Committee may make such adjustments as it may deem appropriate to (i) the maximum number of shares of Common Stock that may be issued under the Plan as set forth in Section 6(a); (ii) to the extent permitted under Section 162(m) of the Code, the maximum number of shares that may be granted pursuant to Section 6(f); (iii) the number or kind of shares subject to an outstanding Award; (iv) subject to the limitation contained in Section 4(d), the exercise price applicable to an outstanding Award; and/or (v) any measure of performance that relates to an outstanding Award in order to reflect such change in the Common Stock. Any adjustment to ISOs under this Section 6(g) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 6(g) shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the 1934 Act. With respect to Awards subject to Section 409A of the Code, any adjustments or substitutions under this Section 6(g) shall conform to the requirements of Section 409A of the Code. Furthermore, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Committee determines that such adjustments or substitutions may be made without causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. The Company shall give each Participant notice of an adjustment or substitution hereunder and, upon notice, such adjustment or substitution shall be conclusive and binding for all purposes.

7. Awards Under The Plan

Awards under the Plan may be granted as Options, SARs or Stock Awards, as described below. Awards may be granted singly, in combination or in tandem as determined by the Committee, in its sole discretion.

(a) **Options.** Options granted under the Plan may be Nonqualified Stock Options or ISOs or any other type of stock option permitted under the Code. Options shall expire after such period, not to exceed ten years, as may be determined by the Committee. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires or is otherwise canceled pursuant to its terms. Except as otherwise provided in Sections 7(a) and (d), Awards of Nonqualified Stock Options shall be subject to the terms, conditions, restrictions, and limitations determined by the Committee, in its sole discretion, from time to time.

(i) ***ISOs.*** The terms and conditions of any ISOs granted hereunder shall be subject to the provisions of Section 422of the Code, and except as provided in Section 7(d), the terms, conditions, limitations and administrative procedures established by the Committee, from time to time in accordance with the Plan. At the discretion of the Committee, ISOs may be granted to any employee of the Company and its parent or any subsidiary of the Company, as such terms are defined in Sections 424(e) and (f) of the Code.

(ii) ***Reload Options.*** Except as provided in this Section 7(a)(ii), no Reload Options shall be granted after April 19, 2005. With respect to any Option granted under the Plan, a Prior Plan or any other plan of the Company on or prior to April 19, 2005 (an "Original Option"), or subsequently, with respect to a Reload Option granted in connection with the exercise of an Original Option, if a Participant tenders shares of Common Stock to pay the exercise price of any such Option, and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld or sold to pay the applicable withholding taxes, the Participant may receive, but only if provided by the terms of the Original Option, a new "Reload Option" covering a number of shares of Common Stock equal to the sum of the number of shares tendered to pay the exercise price and the number of shares used to pay the withholding taxes. Reload Options will be granted subject to such terms, conditions, restrictions and limitations as provided by the terms of the Original Option, subject to such modifications thereto as the Committee, in its sole discretion,

may from time to time deem appropriate. A Reload Option may not otherwise be granted under the terms of the Plan. To the extent a Reload Option is granted in respect of an Original Option granted under the Plan or Prior Plan, shares issued in connection with such Reload Option shall count towards the maximum number of shares of Common Stock that may be issued to Participants pursuant to Awards granted under the Plan as set forth in Section 6(a) and any individual Participant pursuant to Section 6(f). A Reload Option granted hereunder shall not be subject to the maximum vesting requirements of Section 7(d).

(iii) ***Exercise Price.*** The Committee shall determine the exercise price per share for each Option, which shall not be less than 100% of the Fair Market Value at the time of grant.

(iv) ***Exercise of Options.*** Upon satisfaction of the applicable conditions relating to vesting and exercisablility, as determined by the Committee, and upon payment in full of the exercise price and applicable taxes due, the Participant shall be entitled to exercise the Option and receive the number of shares of Common Stock issuable in connection with the Option exercise. The shares issued in connection with the Option exercise may be subject to such conditions and restrictions as the Committee may determine, from time to time. The exercise price of an Option and applicable withholding taxes relating to an Option exercise may be paid by methods permitted by the Committee from time to time including, but not limited to, (1) a cash payment in U.S. dollars; (2) tendering (either actually or by attestation) shares of Common Stock owned by the Participant for at least six (6) months, valued at the fair market value at the time of exercise; (3) arranging to have the appropriate number of shares of Common Stock issuable upon the exercise of an Option withheld or sold; or (4) any combination of the above. Additionally, the Committee may provide that an Option may be "net exercised", meaning that upon the exercise of an Option or any portion thereof, the Company shall deliver the greatest number of whole shares of Common Stock having a fair market value on the date of exercise not in excess of the difference between the aggregate fair market value of the shares of Common Stock subject to the Option (or the portion of such Option then being exercised) and the aggregate exercise price for all such shares of Common Stock under the Option (or the portion thereof then being exercised), with any fractional share that would result from such equation to be payable in cash.

(v) ***ISO Grants to 10% Stockholders.*** Notwithstanding anything to the contrary in this Section 7(a), if an ISO is granted to a Participant who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, the term of the Option shall not exceed five years from the time of grant of such Option and the exercise price shall be

at least 110 percent (110%) of the Fair Market Value (at the time of grant) of the Common Stock subject to the Option.

(vi) ***$100,000 Per Year Limitation for ISOs.*** To the extent the aggregate Fair Market Value (determined at the time of grant) of the Common Stock for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(vii) ***Disqualifying Dispositions.*** Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any shares of Common Stock acquired pursuant to the exercise of such ISO. A disqualifying disposition is any disposition (including any sale) of such Common Stock before the later of (i) two years after the time of grant of the ISO or (ii) one year after the date the Participant acquired the shares of Common Stock by exercising the ISO. The Company may, if determined by the Committee and in accordance with procedures established by it, retain possession of any shares of Common Stock acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Stock.

(b) ***Stock Appreciation Rights.*** A SAR represents the right to receive a payment in cash, Common Stock, or a combination thereof, in an amount equal to the excess of the fair market value of a specified number of shares of Common Stock at the time the SAR is exercised over the exercise price of such SAR which shall be no less then 100% of the Fair Market Value of the same number of shares at the time the SAR was granted, except that if a SAR is granted retroactively in substitution for an Option, the exercise price of such SAR shall be the Fair Market Value at the time such Option was granted. Any such substitution of a SAR for an Option granted to a Covered Employee may only be made in compliance with the provisions of Section 162(m) of the Code. Except as otherwise provided in Section 7(d), Awards of SARs shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time; provided, however, that no Participant who is subject to United States federal income tax shall be awarded a SAR unless the Committee determines that such SAR does not provide for the deferral of compensation within the meaning of Section 409A of the Code.

(c) ***Stock Awards.***

(i) ***Form of Awards.*** The Committee may grant Awards ("Stock Awards") that are payable in shares of Common Stock or denominated in units equivalent in value to shares of Common Stock or are otherwise based on or related to shares of Common Stock, including, but not limited to, Awards of Restricted Stock, Deferred Stock and Stock Units. Except as otherwise provided in Section 7(d), Stock Awards shall be subject to such terms, conditions, restrictions and limitations as the Committee may determine to be applicable to such Stock Awards, in its sole discretion, from time to time.

(ii) ***Stock Payment.*** If not prohibited by applicable law and to the extent allowed by Section 7(d) of the Plan, the Committee may issue unrestricted shares of Common Stock, alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Committee shall from time to time in its sole discretion determine. A Stock Payment under the Plan may be granted as, or in payment of, a bonus (including without limitation any compensation that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code), or to provide incentives or recognize special achievements or contributions. Any shares of Common Stock used for such payment may be valued at a fair market value at the time of payment as determined by the Committee in its sole discretion.

(iii) ***Restricted Stock.*** Except as otherwise provided in Section 7(d), Awards of Restricted Stock shall be subject to the terms, conditions, restrictions, and limitations determined by the Committee, in its sole discretion, from time to time. The number of shares of Restricted Stock allocable to an Award under the Plan shall be determined by the Committee in its sole discretion.

(iv) ***Deferred Stock.*** Except as otherwise provided in Section 7(d), Awards of Deferred Stock shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time. A Participant who receives an Award of Deferred Stock shall be entitled to receive the number of shares of Common Stock allocable to his or her Award, as determined by the Committee in its sole discretion, from time to time, at the end of a specified deferral period determined by the Committee. Awards of Deferred Stock represent only an unfunded, unsecured promise to deliver shares in the future and do not give Participants any greater rights than those of an unsecured general creditor of the Company.

(v) ***Stock Units.*** A Stock Unit is an Award denominated in shares of Common Stock that may be settled either in shares of Common Stock or in cash, in the discretion of the Committee, and, except as otherwise provided in Section 7(d), shall be subject to such other terms, conditions, restrictions and limitations determined by the Committee from time to time in its sole discretion.

(d) ***Minimum Vesting.*** Notwithstanding any provision of this Plan to the contrary and except as provided in this Section 7(d), Section 7(a)(ii), Section 7(e) and Section 13, Awards shall not vest more rapidly than ratably over a three-year period; provided, however, that (i) the Committee may, in its sole discretion, provide for accelerated vesting of any such Award on account of a Participant's retirement, death, disability, leave of absence, termination of employment, the sale or other disposition of a Participant's employer or any other similar event, (ii) the Committee may, in its sole discretion, provide for accelerated vesting of any such Award upon the achievement of performance criteria specified by the Committee, as provided in Section 7(e), related to a period of performance of not less than one year, and (iii) no more than twenty percent (20%) of the shares of Common Stock reserved for issuance under the Plan pursuant to Section 6(a) may be granted subject to awards with such other vesting requirements, if any, as the Committee may establish in its sole discretion (which number of shares shall not include any shares subject to Awards granted pursuant to Section 7(a)(ii) or Section 7(e)).

(e) ***Performance Criteria.*** At the discretion of the Committee, Awards may be made subject to or may vest on an accelerated basis upon the achievement of performance criteria related to a period of performance of not less than one year, which may be established on a Company-wide basis or with respect to one or more business units or divisions or Subsidiaries and may be based upon the attainment of criteria as may be determined by the Committee. When establishing performance criteria for any performance period, the Committee may exclude any or all "extraordinary items" as determined under U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of the Company or any Subsidiary, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes. The Committee may also adjust the performance criteria for any performance period as it deems equitable in recognition of unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine.

8. Forfeiture Provisions Following a Termination of Employment

In any instance where the rights of a Participant with respect to an Award extend past the date of termination of a Participant's employment, all of such rights shall terminate and be forfeited, if, in the determination of the Committee, the Participant, at any time subsequent to his or her termination of employment engages, directly or indirectly, either personally or as an employee, agent, partner, stockholder, officer or director of, or consultant to, any entity or person engaged in any business in which the Company or its affiliates is engaged, in conduct that breaches any obligation or duty of such Participant to the Company or a Subsidiary or that is in material competition with the Company or a Subsidiary or is materially injurious to the Company or a Subsidiary, monetarily or otherwise, which conduct shall include, but not be limited to, (i) disclosing or misusing any confidential information pertaining to the Company or a Subsidiary; (ii) any attempt, directly or indirectly, to induce any employee, agent, insurance agent, insurance broker or broker-dealer of the Company or any Subsidiary to be employed or perform services elsewhere or (iii) any attempt by a Participant, directly or indirectly, to solicit the trade of any customer or supplier or prospective customer or supplier of the Company or any Subsidiary or (iv) disparaging the Company, any Subsidiary or any of their respective officers or directors. The Committee shall make the determination of whether any conduct, action or failure to act falls within the scope of activities contemplated by this Section 8, in its sole discretion. For purposes of this Section 8, a Participant shall not be deemed to be a stockholder of a competing entity if the Participant's record and beneficial ownership amount to not more than one percent (1%) of the outstanding capital stock of any company subject to the periodic and other reporting requirements of the 1934 Act.

9. Dividends and Dividend Equivalents

The Committee may, in its sole discretion, provide that Stock Awards shall earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to an account maintained on the books of the Company. Any payment or crediting of dividends or dividend equivalents will be subject to such terms, conditions, restrictions and limitations as the Committee may establish, from time to time, in its sole discretion, including, without limitation, reinvestment in additional shares of Common Stock or common share equivalents. Any shares purchased by or on behalf of Participants in a dividend reinvestment program established under the Plan shall not count towards the maximum number of shares that may be issued under the Plan as set forth in Section 6(a), provided that such shares are purchased in open-market transactions or are treasury shares purchased directly from the Company at fair market value at the time of purchase. Unless the Committee determines otherwise, Section 16(a) Officers may not participate in dividend reinvestment programs established under the Plan.

10. Voting

The Committee shall determine whether a Participant shall have the right to direct the vote of shares of Common Stock allocated to a Stock Award. If the Committee determines that an Award shall carry voting rights, the shares allocated to such Award shall be voted by such person as the Committee may designate (the "Plan Administrator") in accordance with instructions received from Participants (unless to do so would constitute a violation of fiduciary duties or any applicable exchange rules). Shares subject to Awards as to which no instructions are received shall be voted by the Plan Administrator proportionately in accordance with instructions received from Participants (unless to do so would constitute a violation of fiduciary duties or any applicable exchange rules).

11. Payments and Deferrals

Payment of vested Awards may be in the form of cash, Common Stock or combinations thereof as the Committee shall determine, subject to such terms, conditions, restrictions and limitations as it may impose. The Committee may (i) postpone the exercise of Options or SARs (but not beyond their expiration dates), (ii) require or permit Participants to elect to defer the receipt or issuance of shares of Common Stock pursuant to Awards or the settlement of Awards in cash under such rules and procedures as it may establish, in its discretion, from time to time, (iii) provide for deferred settlements of Awards including the payment or crediting of earnings on deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in common share equivalents, (iv) stipulate in any Award Agreement, either at the time of grant or by subsequent amendment, that a payment or portion of a payment of an Award be delayed in the event that Section 162(m) of the Code (or any successor or similar provision of the Code) would disallow a tax deduction by the Company for all or a portion of such payment;

provided, that the period of any such delay in payment shall be until the payment, or portion thereof, is tax deductible, or such earlier date as the Committee shall determine in its sole discretion. Notwithstanding the forgoing, the Committee shall not take any action described in the preceding sentence unless it determines that such action will not result in any adverse tax consequences for any Participant under Section 409A of the Code without the express written consent of the affected Participant.

12. Nontransferability

Awards granted under the Plan, and during any period of restriction on transferability, shares of Common Stock issued in connection with the exercise of an Option or a SAR, may not be sold, pledged, hypothecated, assigned, margined or otherwise transferred in any manner other than by will or the laws of descent and distribution, unless and until the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed or have otherwise been waived by the Committee. No Award or interest or right therein shall be subject to the debts, contracts or engagements of a Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law, by judgment, lien, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy and divorce), and any attempted disposition thereof shall be null and void, of no effect, and not binding on the Company in any way. Notwithstanding the foregoing, the Committee may, in its sole discretion, permit (on such terms, conditions and limitations as it may establish) Nonqualified Stock Options (including non-qualified Reload Options) and/or shares issued in connection with an Option or a SAR exercise that are subject to restrictions on transferability, to be transferred one time to a member of a Participant's immediate family or to a trust or similar vehicle for the benefit of a Participant's immediate family members. During the lifetime of a Participant, all rights with respect to Awards shall be exercisable only by such Participant or, if applicable pursuant to the preceding sentence, a permitted transferee.

13. Change of Control

(a) Notwithstanding any provisions of this Plan to the contrary, the Committee may, in its sole discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change of Control:

  (i) provide for the acceleration of any time periods relating to the vesting, exercise, payment or distribution of such Awards so that such Awards may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee;

  (ii) provide for the purchase of such Awards, upon the Participant's request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Awards been currently exercisable or payable;

(iii) provide for the termination of any then outstanding Awards or make any other adjustment to the Awards than outstanding as the Committee deems necessary or appropriate to reflect such transaction or change; or

(iv) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such change.

(b) A "Change of Control" shall be deemed to occur if and when:

(i) any person, including a "person" as such term is used in Section 14(d)(2) of the 1934 Act (a "Person"), is or becomes a beneficial owner (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 25 percent (25%) or more of the combined voting power of the Company's then outstanding securities;

(ii) any transaction occurs with respect to the Company that is subject to the prior notice requirements of the Change in Bank Control Act of 1978;

(iii) any transaction occurs with respect to the Company that will require a "company" as defined in the Bank Holding Company Act of 1956, as amended, to obtain prior approval of the Federal Reserve Board under Regulation Y;

(iv) any plan or proposal for the dissolution or liquidation of the Company is adopted by the stockholders of the Company;

(v) individuals who, as of April 30, 1999, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to April 30, 1999 whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(vi) all or substantially all of the assets of the Company are sold, transferred or distributed; or

(vii) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Transaction"), in each case, with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than 50 percent (50%) of the combined voting power of the Company or other corporation resulting from such

Transaction in substantially the same respective proportions as such stockholders' ownership of the voting power of the Company immediately before such Transaction.

Should any event constitute a Change of Control for purposes of the Plan, but not constitute a change of control within the meaning of Section 409A of the Code, if necessary to avoid adverse tax consequences to any participant, no payment or distribution shall be made to any affected participant by reason of such Change of Control without the express written consent of the affected Participant.

14. Award Agreements

Each Award under the Plan shall be evidenced by an Award Agreement that sets forth the terms, conditions, restrictions and limitations applicable to the Award, including, but not limited to, the provisions governing vesting, exercisability, payment, forfeiture, and termination of employment, all or some of which may be incorporated by reference into one or more other documents delivered or otherwise made available to a Participant in connection with an Award. The Committee need not require the execution of such document by the Participant, in which case acceptance of the Award by the Participant shall constitute agreement by the Participant to the terms, conditions, restrictions and limitations set forth in the Plan and the Award Agreement as well as the administrative guidelines and practices of the Company in effect from time to time.

15. Tax Withholding

The Company and its Subsidiaries shall have the right to require payment of, or may deduct from any payment made under the Plan or otherwise to a Participant, or may permit shares to be tendered or sold, including shares of Common Stock delivered or vested in connection with an Award, in an amount sufficient to cover withholding of any federal, state, local, foreign or other governmental taxes or charges required by law or such greater amount of withholding as the Committee shall determine from time to time and to take such other action as may be necessary to satisfy any such withholding obligations. The value of any shares allowed to be withheld or tendered for tax withholding may not exceed the amount allowed consistent with fixed plan accounting in accordance with U.S. generally accepted accounting principles, to the extent applicable. It shall be a condition to the obligation of the Company to issue Common Stock upon the exercise of an Option or a SAR that the Participant pay to the Company, on demand, such amount as may be requested by the Company for the purpose of satisfying any tax withholding liability. If the amount is not paid, the Company may refuse to issue shares.

16. Other Benefit and Compensation Programs

Awards received by Participants under the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of calculating payments or benefits from any Company benefit plan or severance program unless specifically provided for under the plan or program. Unless specifically set forth in an Award Agreement, Awards under the Plan are not intended as payment for compensation that otherwise would have been delivered in cash.

17. Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any Participant holds any rights by virtue of an Award granted under the Plan, such rights shall constitute general unsecured liabilities of the Company and shall not confer upon any Participant or any other person or entity any right, title, or interest in any assets of the Company.

18. Expenses of the Plan

The expenses of the administration of the Plan shall be borne by the Company and its Subsidiaries. The Company may require Subsidiaries to pay for the Common Stock issued under the Plan.

19. Rights as a Stockholder

Unless the Committee determines otherwise, a Participant shall not have any rights as a stockholder with respect to shares of Common Stock covered by an Award until the date the Participant becomes the holder of record with respect to such shares. No adjustment will be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 9.

20. Future Rights

No Employee shall have any claim or right to be granted an Award under the Plan. There shall be no obligation of uniformity of treatment of Employees under the Plan. Further, the Company and its Subsidiaries may adopt other compensation programs, plans or arrangements as it deems appropriate or necessary. The adoption of the Plan shall not confer upon any Employee any right to continued employment in any particular position or at any particular rate of compensation, nor shall it interfere in any way with the right of the Company or a Subsidiary to terminate the employment of its Employees at any time, free from any claim or liability under the Plan.

21. Amendment and Termination

The Plan may be amended, suspended or terminated at any time by the Board, provided that no amendment shall be made without stockholder approval, if stockholder approval is required under then applicable law, including any applicable tax, stock exchange or accounting rules, and further provided that no amendment to the Plan shall violate the prohibition on repricing contained in Section 4(d). With respect to Awards subject to Section 409A of the Code, unless the Committee determines otherwise, any amendment, suspension or termination of the Plan shall conform to the requirements of Section 409A of the Code. No termination, suspension or amendment of the Plan shall adversely affect the right of any Participant with respect to any Award theretofore granted, as determined by the Committee, without such Participant's written consent. Unless terminated earlier by the Board, the Plan will terminate on April 30, 2009.

22. Successors and Assigns

The Plan and any applicable Award Agreement entered into under the Plan shall be binding on all successors and assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

23. Governing Law

The Plan and all agreements entered into under the Plan shall be construed in accordance with and governed by the laws of the State of New York.

CITIGROUP

1999 STOCK INCENTIVE PLAN

(as amended and restated effective January 1, 2009)

1. Purpose

The purposes of the Citigroup 1999 Stock Incentive Plan (the "Plan") are to (i) attract and retain Employees by providing compensation opportunities that are competitive with other companies; (ii) provide incentives to those Employees who contribute significantly to the long-term performance and growth of the Company and its Subsidiaries and (iii) align Employees' long-term financial interests with those of the Company's stockholders.

2. Effective Date

The Plan became effective on April 30, 1999, following its approval by stockholders. The Plan was first amended and restated as of April 19, 2005, at which time the Company ceased making awards under the Prior Plans; provided, however, that such Prior Plans remained effective solely with respect to awards that were outstanding as of April 19, 2005. Section 6(g) of the Plan was further amended on October 17, 2006. This second amendment and restatement of the Plan was adopted on September [__], 2008, and will become effective January 1, 2009. Awards outstanding under the Plan as of January 1, 2009 shall be operated in compliance with the terms of this amended and restated Plan notwithstanding anything to the contrary in the applicable Award Agreement.

3. Definitions

"Award" shall mean an Option, SAR or other form of Stock Award granted under the Plan.

"Award Agreement" shall mean the paper or electronic document evidencing an Award granted under the Plan.

"Board" shall mean the Board of Directors of the Company.

"Change of Control" shall have the meaning set forth in Section 13.

"Code" shall mean the Internal Revenue Code of 1986, as amended, including any rules and regulations promulgated thereunder.

"Committee" shall mean the Personnel and Compensation Committee of the Board, the members of which shall satisfy the requirements of Rule 16b-3 of the 1934 Act and who shall also qualify, and remain qualified as "outside directors," as defined in Section 162(m) of the Code.

"Common Stock" shall mean the common stock of the Company, par value $.01 per share.

"Company" shall mean Citigroup Inc., a Delaware Corporation.

"Covered Employee" shall mean "covered employee" as such term is defined in Section 162(m) of the Code.

"Deferred Stock" shall mean an Award payable in shares of Common Stock at the end of a specified deferral period that is subject to the terms, conditions and limitations described or referred to in Section 7(c)(iv) and Section 7(d).

"Employee" shall have the meaning set forth in General Instruction A to the Registration Statement on Form S-8 promulgated under the Securities Act of 1933, as amended, or any successor form or statute, as determined by the Committee.

"Fair Market Value" shall mean, in the case of a grant of an Option or a SAR, the closing price of a share of Common Stock on the New York Stock Exchange, or on any national securities exchange on which the shares of Common Stock are then listed, on the trading date immediately preceding the date on which the Option or the SAR was granted.

"ISO" shall mean an incentive stock option as defined in Section 422 of the Code.

"Nonqualified Stock Option" shall mean an Option that is granted to a participant that is not designated as an ISO.

"Option" shall mean the right to purchase a specified number of shares of Common Stock at a stated exercise price for a specified period of time subject to the terms, conditions and limitations described or referred to in Section 7(a) and Section 7(d). The term "Option" as used in this Plan includes the terms "Nonqualified Stock Option" and "ISO".

"Participant" shall mean an Employee who has been granted an Award under the Plan.

"Plan Administrator" shall have the meaning set forth in Section 10.

"Prior Plans" shall mean the Citicorp 1997 Stock Incentive Plan, the Travelers Group Capital Accumulation Plan, and the Citigroup Employee Incentive Plan (formerly the Travelers Group Employee Incentive Plan).

"Restricted Stock" shall mean an Award of Common Stock that is subject to the terms, conditions, restrictions and limitations described or referred to in Section 7(c)(iii) and Section 7(d).

"SAR" shall mean a stock appreciation right that is subject to the terms, conditions, restrictions and limitations described or referred to in Section 7(b) and Section 7(d).

"Section 16(a) Officer" shall mean an Employee who is subject to the reporting requirements of Section 16(a) of the 1934 Act.

"**Separation from Service**" shall have the meaning set forth in Section 1.409A-1(h) of the Treasury Regulations.

"**Specified Employee**" shall have meaning set forth in Section 409A of the Code.

"Stock Award" shall have the meaning set forth in Section 7(c)(i).

"Stock Payment" shall mean a stock payment that is subject to the terms, conditions, and limitations described or referred to in Section 7(c)(iii) and Section 7(d).

"Stock Unit" shall mean a stock unit that is subject to the terms, conditions and limitations described or referred to in Section 7(c)(v) and Section 7(d).

"Subsidiary" shall mean any entity that is directly or indirectly controlled by the Company or any entity, including an acquired entity, in which the Company has a significant equity interest, as determined by the Committee in its sole discretion, provided that with respect to any Award that is subject to Section 409A of the Code, "**Subsidiary**" shall mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations. Notwithstanding the foregoing, for the purpose of determining whether a corporation or other entity is a Subsidiary for purposes of Section 5(a) hereof, if the Awards proposed to be granted to Employees of such corporation or other entity would be granted based upon legitimate business criteria, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Code Section 1.414(c)-2(b)(2)(i). For purposes of determining ownership of an interest in an organization, the rules of Sections 1.414(c)-3 and 1.414(c)-4 of the Treasury Regulations apply.

"Treasury Regulations" shall mean the regulations promulgated under the Code by the United States Internal Revenue Service, as amended.

"1934 Act" shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder and any successor thereto.

4. The Committee

(a) ***Committee Authority.*** The Committee shall have full and exclusive power to administer and interpret the Plan, to grant Awards and to adopt such administrative rules, regulations, procedures and guidelines governing the Plan and the Awards as it deems appropriate, in its sole discretion, from time to time. The Committee's authority shall include, but not be limited to, the authority to (i) determine the type of Awards to be granted under the Plan; (ii) select Award recipients and determine the extent of their participation; and (iii) establish all other terms, conditions, and limitations applicable to Awards, Award programs and the shares of Common Stock issued pursuant thereto. The Committee may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards, waive any conditions or restrictions imposed with respect to Awards or the Common Stock issued pursuant to Awards and make any and all other determinations that it deems appropriate with respect to the administration of the Plan, subject to the limitations contained in Sections 4(d) and 7(d) and Section 409A of the Code with respect to all Participants, and subject to the provisions of Section 162(m) of the Code with respect to Covered Employees.

(b) ***Administration of the Plan.*** The administration of the Plan shall be managed by the Committee. The Committee shall have the power to prescribe and modify, as necessary, the form of Award Agreement, to correct any defect, supply any omission or clarify any inconsistency in the Plan and/or in any Award Agreement and to take such actions and make such administrative determinations that the Committee deems appropriate in its sole discretion. Any decision of the Committee in the administration of the Plan, as described herein, shall be final, binding and conclusive on all parties concerned, including the Company, its stockholders and Subsidiaries and all Participants.

(c) ***Delegation of Authority.*** To the extent permitted by applicable law, the Committee may at any time delegate to one or more officers or directors of the Company some or all of its authority over the administration of the Plan, with respect to persons who are not Section 16(a) Officers or Covered Employees.

(d) ***Prohibition Against Repricing.*** Notwithstanding any provision of this Plan to the contrary, in no event shall (i) any repricing (within the meaning of U.S. generally accepted accounting principles or any applicable stock exchange rule) of Awards issued under the Plan be permitted at any time under any circumstances, or (ii) any new Awards be issued in substitution for outstanding Awards previously granted to Participants if such action would be considered a repricing (within the meaning of U.S. generally accepted accounting principles or any applicable stock exchange rule).

(e) ***Indemnification.*** No member of the Committee nor any other person to whom any duty or power relating to the administration or interpretation of the Plan has been delegated shall be personally liable for any action or determination made with respect to the Plan, except for his or her own willful misconduct or as expressly provided by statute. The members of the Committee and its delegates shall be entitled to indemnification and reimbursement from the Company. In the performance of its functions under the Plan, the Committee (and each member of the Committee and its delegates) shall be entitled to rely upon information and advice furnished by the Company's officers, accountants, counsel and any other party they deem appropriate, and neither the Committee nor any such person shall be liable for any action taken or not taken in reliance upon any such advice.

5. Participation

(a) ***Eligible Employees.*** Subject to Section 7(a)(i), the Committee shall determine which Employees shall be eligible to receive Awards under the Plan. With respect to Employees subject to U.S. income tax, Options and SARs shall only be granted to such Employees who provide direct services to the Company or a Subsidiary of the Company as of the date of grant of the Option or SAR.

(b) ***Participation by Subsidiaries.*** Employees of Subsidiaries may participate in the Plan upon approval of Awards to such Employees by the Committee. A Subsidiary's participation in the Plan may be conditioned upon the Subsidiary's agreement to reimburse the Company for costs and expenses of such participation, as determined by the Company. The Committee may terminate the Subsidiary's participation in the Plan at any time and for any reason. If a Subsidiary's participation in the Plan shall terminate, such termination shall not relieve it of any obligations theretofore incurred by it under the Plan, except with the approval of the Committee, and the Committee shall determine, in its sole discretion, the extent to which Employees of the Subsidiary may continue to participate in the Plan with respect to previously granted Awards. Unless the Committee determines otherwise, a Subsidiary's participation in the plan shall terminate upon the occurrence of any event that results in such entity no longer constituting a Subsidiary as defined herein; provided, however, that such termination shall not relieve such Subsidiary of any of its obligations to the Company theretofore incurred by it under the Plan, except with the approval of the Committee. Notwithstanding the foregoing, unless otherwise specified by the Committee, upon any such Subsidiary ceasing to be a Subsidiary as defined herein, the Employees and Participants employed by such Subsidiary shall be deemed to have terminated employment for purposes of the Plan. With respect to Awards subject to Section 409A of the Code, for purposes of determining whether a distribution is due to a Participant, such Participant's employment shall be deemed terminated as described in the preceding sentence only if the Committee determines that a Separation from Service has occurred.

(c) ***Participation outside of the United States.*** In order to facilitate the granting of Awards to Employees who are foreign nationals or who are employed outside of the U.S., the Committee may provide for such special terms and conditions, including, without limitation, substitutes for Awards, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. The Committee may approve any supplements to, or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for the purposes of this Section 5(c) without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such documents as having been approved and adopted pursuant to properly delegated authority; provided, that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the intent and purpose of this Plan, as then in effect; and further provided that any such action taken with respect to a Covered Employee shall be taken in compliance with Section 162(m) of the Code and that any such action taken with respect to an Employee who is subject to Section 409A of the Code shall be taken in compliance with Section 409A of the Code.

6. Available Shares of Common Stock

(a) ***Shares Subject to the Plan.*** Common Stock issued pursuant to Awards granted under the Plan may be shares that have been authorized but unissued, or have been previously issued and reacquired by the Company, or both. Reacquired shares may consist of shares purchased in open market transactions or otherwise. Subject to the following provisions of this Section 6, the aggregate number of shares of Common Stock that may be issued to Participants pursuant to Awards granted under the Plan shall not exceed the number of shares of Common Stock available for grant under the Plan as of April 19, 2005, prior to the approval of the amended and restated Plan, plus an additional two hundred fifty million (250,000,000) shares of Common Stock.

(b) ***Termination of Prior Plans.*** The Board adopted resolutions terminating the Prior Plans with respect to new awards effective as of April 19, 2005.

(c) ***Forfeited Awards.*** Awards made under the Plan which, at any time, are forfeited, expire or are canceled or settled without issuance of shares shall not count towards the maximum number of shares that may be issued under the Plan as set forth in Section 6(a) and shall be available for future Awards under the Plan.

(d) ***Shares Used to Pay Exercise Price and Taxes.*** As may be permitted by the Committee, if a Participant pays the exercise price of an Option by surrendering previously owned shares, or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld, and/or surrenders shares or has shares withheld to cover the withholding tax liability associated with an Option exercise or vesting of an Award, shares issued in respect of any Award equal in number to the number of surrendered and/or withheld shares shall not count towards the maximum number of shares that may be issued under the Plan as set forth in Section 6(a) and shall be available for future awards under the Plan.

(e) ***Other Items Not Included in Allocation.*** The maximum number of shares that may be issued under the Plan as set forth in Section 6(a) shall not be affected by (i) the payment in cash of dividends or dividend equivalents in connection with outstanding Awards; (ii) the granting or payment of stock-denominated Awards that by their terms may be settled only in cash; or (iii) Awards that are granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who have become Employees as a result of a merger, consolidation, or acquisition or other corporate transaction involving the Company or a Subsidiary.

(f) ***Other Limitations on Shares that May be Granted under the Plan.*** Subject to Section 6(g), the aggregate number of shares of Common Stock that may be granted to any single individual during the term of the Plan in the form of Options and/or SARs shall not exceed fifty million (50,000,000).

(g) ***Adjustments.*** In the event of any change in the Company's capital structure on account of (i) any extraordinary dividend, stock dividend, stock split, reverse stock split or any similar equity restructuring, or (ii) any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divesture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any other similar event affecting the Company's capital structure, to the extent necessary to prevent the enlargement or diminution of the rights of Participants, the Committee shall make appropriate equitable adjustments to (A) the maximum number of shares of Common Stock that may be issued under the Plan as set forth in Section 6(a); (B) to the extent permitted under Section 162(m) of the Code, the maximum number of shares that may be granted pursuant to Section 6(f); (C) the number or kind of shares subject to an outstanding Award; (D) subject to the limitation contained in Section 4(d), the exercise price applicable to an outstanding Award; and/or (E) any measure of performance that relates to an outstanding Award, in each case in order to reflect such change in the Common Stock. Any adjustment to ISOs under this Section 6(g) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 6(g) shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the 1934 Act. With respect to Awards subject to Section 409A of the Code, any adjustments or substitutions under this Section 6(g) shall conform to the requirements of Section 409A of the Code. Furthermore, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Committee determines that such adjustments or substitutions may be made without

causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. The Company shall give each Participant notice of an adjustment or substitution hereunder and, upon notice, such adjustment or substitution shall be conclusive and binding for all purposes. Notwithstanding the foregoing, the Committee may, in its discretion, decline to adjust any Award made to a Participant, if it determines that such adjustment would violate applicable law or result in adverse tax consequences to the Participant or to the Company.

7. Awards Under The Plan

Awards under the Plan may be granted as Options, SARs or Stock Awards, as described below. Awards may be granted singly, in combination or in tandem as determined by the Committee, in its sole discretion.

(a) **Options.** Options granted under the Plan may be Nonqualified Stock Options or ISOs or any other type of stock option permitted under the Code. Options shall expire after such period, not to exceed ten years, as may be determined by the Committee. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires or is otherwise canceled pursuant to its terms. Except as otherwise provided in Sections 7(a) and (d), Awards of Nonqualified Stock Options shall be subject to the terms, conditions, restrictions, and limitations determined by the Committee, in its sole discretion, from time to time.

(i) ***ISOs.*** The terms and conditions of any ISOs granted hereunder shall be subject to the provisions of Section 422 of the Code, and except as provided in Section 7(d), the terms, conditions, limitations and administrative procedures established by the Committee from time to time in accordance with the Plan. At the discretion of the Committee, ISOs may be granted to any employee of the Company, its parent or any subsidiary of the Company, as such terms are defined in Sections 424(e) and (f) of the Code.

(ii) ***Reload Options.*** Except as provided in this Section 7(a)(ii), no Reload Options shall be granted after April 19, 2005. With respect to any (A) Option granted under the Plan, a Prior Plan or any other plan of the Company on or prior to April 19, 2005 (an "Original Option") or (B) any Reload Option granted in connection with the exercise of an Original Option, if a Participant tenders shares of Common Stock to pay the exercise price of any such Option, and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld or sold to pay the applicable withholding taxes, the Participant may receive, but only if provided by the terms of the Original Option, a new "Reload Option" covering a number of shares of Common Stock equal to the sum of the number of shares tendered to pay the exercise price and the number of shares used to pay the withholding taxes. Reload Options will be granted subject to such terms, conditions, restrictions and limitations as provided by the terms of the Original Option, subject to such

modifications thereto as the Committee, in its sole discretion, may from time to time deem appropriate; provided, however, that any such modification shall comply with Section 409A of the Code, to the extent applicable. A Reload Option may not otherwise be granted under the terms of the Plan. To the extent a Reload Option is granted in respect of an Original Option granted under the Plan or Prior Plan, shares issued in connection with such Reload Option shall count towards the maximum number of shares of Common Stock that may be issued to Participants pursuant to Awards granted under the Plan as set forth in Section 6(a) and any individual Participant pursuant to Section 6(f). A Reload Option granted hereunder shall not be subject to the maximum vesting requirements of Section 7(d).

(iii) ***Exercise Price.*** The Committee shall determine the exercise price per share for each Option, which shall not be less than 100% of the Fair Market Value at the time of grant.

(iv) ***Exercise of Options.*** Upon satisfaction of the applicable conditions relating to vesting and exercisablility, as determined by the Committee, and upon payment in full of the exercise price and applicable taxes due, the Participant shall be entitled to exercise the Option and receive the number of shares of Common Stock issuable in connection with the Option exercise. The shares issued in connection with the Option exercise may be subject to such conditions and restrictions as the Committee may determine, from time to time. The exercise price of an Option and applicable withholding taxes relating to an Option exercise may be paid by methods permitted by the Committee from time to time including, but not limited to, (1) a cash payment in U.S. dollars; (2) tendering (either actually or by attestation) shares of Common Stock owned by the Participant for at least six (6) months, valued at the fair market value at the time of exercise; (3) arranging to have the appropriate number of shares of Common Stock issuable upon the exercise of an Option withheld or sold; or (4) any combination of the above. Additionally, the Committee may provide that an Option may be "net exercised", meaning that upon the exercise of an Option or any portion thereof, the Company shall deliver the greatest number of whole shares of Common Stock having a fair market value on the date of exercise not in excess of the difference between the aggregate fair market value of the shares of Common Stock subject to the Option (or the portion of such Option then being exercised) and the aggregate exercise price for all such shares of Common Stock under the Option (or the portion thereof then being exercised), with any fractional share that would result from such equation to be payable in cash.

(v) ***ISO Grants to 10% Stockholders.*** Notwithstanding anything to the contrary in this Section 7(a), if an ISO is granted to a Participant who owns stock representing more than ten percent of the voting power of all classes of stock

of the Company or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, the term of the Option shall not exceed five years from the time of grant of such Option and the exercise price shall be at least 110 percent (110%) of the Fair Market Value (at the time of grant) of the Common Stock subject to the Option.

(vi) ***$100,000 Per Year Limitation for ISOs.*** To the extent the aggregate Fair Market Value (determined at the time of grant) of the Common Stock for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(vii) ***Disqualifying Dispositions.*** Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any shares of Common Stock acquired pursuant to the exercise of such ISO. A disqualifying disposition is any disposition (including any sale) of such Common Stock before the later of (i) two years after the time of grant of the ISO or (ii) one year after the date the Participant acquired the shares of Common Stock by exercising the ISO. The Company may, if determined by the Committee and in accordance with procedures established by it, retain possession of any shares of Common Stock acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Stock.

(b) ***Stock Appreciation Rights.*** A SAR represents the right to receive a payment in cash, Common Stock, or a combination thereof, in an amount equal to the excess of the fair market value of a specified number of shares of Common Stock at the time the SAR is exercised over the exercise price of such SAR which shall be no less then 100% of the Fair Market Value of the same number of shares at the time the SAR was granted, except that if a SAR is granted retroactively in substitution for an Option, the exercise price of such SAR shall be the Fair Market Value at the time such Option was granted. Any such substitution of a SAR for an Option granted to a Covered Employee may only be made in compliance with the provisions of Section 162(m) of the Code. Except as otherwise provided in Section 7(d), Awards of SARs shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time; provided, however, that no SAR shall be granted to (or substituted for an Option granted to) an Employee who is subject to United States federal income tax. A SAR may only be granted to Employees to whom an Option could be granted under the Plan.

(c) ***Stock Awards.***

(i) ***Form of Awards.*** The Committee may grant Awards ("Stock Awards") that are payable in shares of Common Stock or denominated in units equivalent in

value to shares of Common Stock or are otherwise based on or related to shares of Common Stock, including, but not limited to, Awards of Restricted Stock, Deferred Stock and Stock Units. Except as otherwise provided in Section 7(d), Stock Awards shall be subject to such terms, conditions, restrictions and limitations as the Committee may determine to be applicable to such Stock Awards, in its sole discretion, from time to time.

(ii) ***Stock Payment.*** If not prohibited by applicable law and to the extent allowed by Section 7(d) of the Plan, the Committee may issue unrestricted shares of Common Stock, alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Committee shall from time to time in its sole discretion determine; provided, however, that to the extent Section 409A of the Code is applicable to the grant of unrestricted shares of Common Stock that are issued in tandem with another Award, then such tandem Awards shall conform to the requirements of Section 409A of the Code. A Stock Payment under the Plan may be granted as, or in payment of, a bonus (including without limitation any compensation that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code), or to provide incentives or recognize special achievements or contributions. Any shares of Common Stock used for such payment may be valued at a fair market value at the time of payment as determined by the Committee in its sole discretion.

(iii) ***Restricted Stock.*** Except as otherwise provided in Section 7(d), Awards of Restricted Stock shall be subject to the terms, conditions, restrictions, and limitations determined by the Committee, in its sole discretion, from time to time. The number of shares of Restricted Stock allocable to an Award under the Plan shall be determined by the Committee in its sole discretion.

(iv) ***Deferred Stock.*** Except as otherwise provided in Section 7(d) and subject to Section 409A of the Code to the extent applicable, Awards of Deferred Stock shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time. A Participant who receives an Award of Deferred Stock shall be entitled to receive the number of shares of Common Stock allocable to his or her Award, as determined by the Committee in its sole discretion, from time to time, at the end of a specified deferral period determined by the Committee. Awards of Deferred Stock represent only an unfunded, unsecured promise to deliver shares in the future and do not give Participants any greater rights than those of an unsecured general creditor of the Company.

(v) ***Stock Units.*** A Stock Unit is an Award denominated in shares of Common Stock that may be settled either in shares of Common Stock or in cash, in the discretion of the Committee, and, except as otherwise provided in Section 7(d) and subject to Section 409A of the Code to the extent applicable, shall be

subject to such other terms, conditions, restrictions and limitations determined by the Committee from time to time in its sole discretion.

(d) ***Minimum Vesting.*** Notwithstanding any provision of this Plan to the contrary and except as provided in this Section 7(d), Section 7(a)(ii), Section 7(e) and Section 13, Awards shall not vest more rapidly than ratably over a three-year period; provided, however, that (i) the Committee may, in its sole discretion, provide for accelerated vesting of any such Award on account of a Participant's retirement, death, disability, leave of absence, termination of employment, the sale or other disposition of a Participant's employer or any other similar event, (ii) the Committee may, in its sole discretion, provide for accelerated vesting of any such Award upon the achievement of performance criteria specified by the Committee, as provided in Section 7(e), related to a period of performance of not less than one year, and (iii) no more than twenty percent (20%) of the shares of Common Stock reserved for issuance under the Plan pursuant to Section 6(a) may be granted subject to awards with such other vesting requirements, if any, as the Committee may establish in its sole discretion (which number of shares shall not include any shares subject to Awards granted pursuant to Section 7(a)(ii) or Section 7(e)).

(e) ***Performance Criteria.*** At the discretion of the Committee, Awards may be made subject to, or may vest on an accelerated basis upon, the achievement of performance criteria related to a period of performance of not less than one year, which may be established on a Company-wide basis or with respect to one or more business units or divisions or Subsidiaries and may be based upon the attainment of criteria as may be determined by the Committee. When establishing performance criteria for any performance period, the Committee may exclude any or all "extraordinary items" as determined under U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of the Company or any Subsidiary, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes. The Committee may also adjust the performance criteria for any performance period as it deems equitable in recognition of unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine.

8. Forfeiture Provisions Following a Termination of Employment

In any instance where the rights of a Participant with respect to an Award extend past the date of termination of a Participant's employment, all of such rights shall terminate and be forfeited, if, in the determination of the Committee, the Participant, at any time subsequent to his or her termination of employment engages, directly or indirectly, either personally or as an employee, agent, partner, stockholder, officer or director of, or consultant to, any entity or person engaged in any business in which the Company or its affiliates is engaged, in conduct that breaches any obligation or duty of such Participant to the Company or a Subsidiary or that is in material competition with the Company or a Subsidiary or is materially injurious to the Company or a Subsidiary, monetarily or otherwise, which conduct shall include, but not be limited to, (i) disclosing or misusing any confidential information pertaining to the Company or a Subsidiary; (ii) any attempt, directly or indirectly, to induce any employee, agent, insurance agent, insurance broker or broker-dealer of the Company or any Subsidiary to be employed or perform services elsewhere; (iii) any attempt by a Participant, directly or indirectly, to solicit the trade of any customer or supplier or prospective customer or supplier of the Company or any Subsidiary or (iv) disparaging the Company, any Subsidiary or any of their respective officers or directors. The Committee shall make the determination of whether any conduct, action or failure to act falls within the scope of activities contemplated by this Section 8, in its sole discretion. For purposes of this Section 8, a Participant shall not be deemed to be a stockholder of a competing entity if the Participant's record and beneficial ownership amount to not more than one percent (1%) of the outstanding capital stock of any company subject to the periodic and other reporting requirements of the 1934 Act.

9. Dividends and Dividend Equivalents

The Committee may, in its sole discretion, provide that Stock Awards shall earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to an account maintained on the books of the Company. Any payment or crediting of dividends or dividend equivalents will be subject to such terms, conditions, restrictions and limitations as the Committee may establish, from time to time, in its sole discretion, including, without limitation, reinvestment in additional shares of Common Stock or common share equivalents; provided, however, if the payment or crediting of dividends or dividend equivalents is in respect of a Stock Award that is subject to Section 409A of the Code, then the payment or crediting of such dividends or dividend equivalents shall conform to the requirements of Section 409A of the Code and such requirements shall be specified in writing. Any shares purchased by or on behalf of Participants in a dividend reinvestment program established under the Plan shall not count towards the maximum number of shares that may be issued under the Plan as set forth in Section 6(a), provided that such shares are purchased in open-market transactions or are treasury shares purchased directly from the Company at fair market value at the time of purchase. Unless the Committee determines otherwise, Section 16(a) Officers may not participate in dividend reinvestment programs established under the Plan.

10. Voting

The Committee shall determine whether a Participant shall have the right to direct the vote of shares of Common Stock allocated to a Stock Award. If the Committee determines that an Award shall carry voting rights, the shares allocated to such Award shall be voted by such person as the Committee may designate (the "Plan Administrator") in accordance with instructions received from Participants (unless to do so would constitute a violation of fiduciary duties or any applicable exchange rules). Shares subject to Awards as to which no instructions are received shall be voted by the Plan Administrator proportionately in accordance with instructions received from Participants (unless to do so would constitute a violation of fiduciary duties or any applicable exchange rules).

11. Payments and Deferrals

(a) Payment of vested Awards may be in the form of cash, Common Stock or combinations thereof as the Committee shall determine, subject to such terms, conditions, restrictions and limitations as it may impose. The Committee may (i) postpone the exercise of Options or SARs (but not beyond their expiration dates), (ii) require or permit Participants to elect to defer the receipt or issuance of shares of Common Stock pursuant to Awards or the settlement of Awards in cash under such rules and procedures as it may establish, in its discretion, from time to time, (iii) provide for deferred settlements of Awards including the payment or crediting of earnings on deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in common share equivalents, (iv) stipulate in any Award Agreement, either at the time of grant or by subsequent amendment, that a payment or portion of a payment of an Award be delayed in the event that Section 162(m) of the Code (or any successor or similar provision of the Code) would disallow a tax deduction by the Company for all or a portion of such payment; provided, that the period of any such delay in payment shall be until the payment, or portion thereof, is tax deductible, or such earlier date as the Committee shall determine in its sole discretion. Notwithstanding the forgoing, with respect to any Award subject to Section 409A of the Code, the Committee shall not take any action described in the preceding sentence unless it determines that such action will not result in any adverse tax consequences for any Participant under Section 409A of the Code.

(b) If, pursuant to any Award granted under the Plan, a Participant is entitled to receive a payment on a specified date, such payment shall be deemed made as of such specified date if it is made (i) not earlier than 30 days before such specified date and (ii) not later than December 31 of the year in which such specified date occurs or, if later, the fifteenth day of the third month following such specified date, in each case provided that the Participant shall not be permitted, directly or indirectly, to designate the taxable year in which such payment is made.

(c) Notwithstanding the foregoing, if a Participant is a Specified Employee at the time of his or her Separation from Service, any payment(s) with respect to any Award subject to Section 409A of the Code to which such Participant would otherwise be entitled by reason of such Separation from Service shall be made on the date that is six months after the Participant's Separation from Service (or, if earlier, the date of the Participant's death).

(d) If, pursuant to any Award granted under the Plan, a Participant is entitled to a series of installment payments, such Participant's right to the series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment. For purposes of the preceding sentence, the term "series of installment payments" has the same meaning as provided in Section 1.409A-2(b)(2)(iii) of the Treasury Regulations.

12. Nontransferability

Awards granted under the Plan, and during any period of restriction on transferability, shares of Common Stock issued in connection with the exercise of an Option or a SAR, may not be sold, pledged, hypothecated, assigned, margined or otherwise transferred in any manner other than by will or the laws of descent and distribution, unless and until the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed or have been waived by the Committee. No Award or interest or right therein shall be subject to the debts, contracts or engagements of a Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law, by judgment, lien, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy and divorce), and any attempted disposition thereof shall be null and void, of no effect, and not binding on the Company in any way. Notwithstanding the foregoing, the Committee may, in its sole discretion, permit (on such terms, conditions and limitations as it may establish) Nonqualified Stock Options (including non-qualified Reload Options) and/or shares issued in connection with an Option or a SAR exercise that are subject to restrictions on transferability, to be transferred one time to a member of a Participant's immediate family or to a trust or similar vehicle for the benefit of a Participant's immediate family members. During the lifetime of a Participant, all rights with respect to Awards shall be exercisable only by such Participant or, if applicable pursuant to the preceding sentence, a permitted transferee.

13. Change of Control

(a) Notwithstanding any provisions of this Plan to the contrary, the Committee may, in its sole discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change of Control:

(i) provide for the acceleration of any time periods relating to the vesting, exercise, payment or distribution of such Awards so that such Awards may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee;

(ii) provide for the purchase of such Awards, upon the Participant's request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Awards been currently exercisable or payable;

(iii) provide for the termination of any then outstanding Awards or make any other adjustment to the Awards then outstanding as the Committee deems necessary or appropriate to reflect such transaction or change; or

(iv) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such change.

(b) A "Change of Control" shall be deemed to occur if and when:

(i) any person, including a "person" as such term is used in Section 14(d)(2) of the 1934 Act (a "Person"), is or becomes a beneficial owner (as such term is defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities of the Company representing 25 percent (25%) or more of the combined voting power of the Company's then outstanding securities;

(ii) any transaction occurs with respect to the Company that is subject to the prior notice requirements of the Change in Bank Control Act of 1978;

(iii) any transaction occurs with respect to the Company that will require a "company" as defined in the Bank Holding Company Act of 1956, as amended, to obtain prior approval of the Federal Reserve Board under Regulation Y;

(iv) any plan or proposal for the dissolution or liquidation of the Company is adopted by the stockholders of the Company;

(v) individuals who, as of April 30, 1999, constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to April 30, 1999 whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(vi) all or substantially all of the assets of the Company are sold, transferred or distributed; or

(vii) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Transaction"), in each case, with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than 50 percent (50%) of the combined voting power of the Company or other corporation resulting from such Transaction in substantially the same respective proportions as such stockholders' ownership of the voting power of the Company immediately before such Transaction.

Notwithstanding the foregoing, with respect to Awards subject to Section 409A of the Code, the effect of a Change in Control and what constitutes a Change in Control shall be set forth in the underlying Award programs and/or Award Agreements.

14. Award Agreements

Each Award under the Plan shall be evidenced by an Award Agreement (as such may be amended from time to time) that sets forth the terms, conditions, restrictions and limitations applicable to the Award, including, but not limited to, the provisions governing vesting, exercisability, payment, forfeiture, and termination of employment, all or some of which may be incorporated by reference into one or more other documents delivered or otherwise made available to a Participant in connection with an Award. The Committee need not require the execution of such document by the Participant, in which case acceptance of the Award by the Participant shall constitute agreement by the Participant to the terms, conditions, restrictions and limitations set forth in the Plan and the Award Agreement as well as the administrative guidelines and practices of the Company in effect from time to time.

15. Tax Withholding

Participants shall be solely responsible for any applicable taxes (including without limitation income and excise taxes) and penalties, and any interest that accrues thereon, which they incur in connection with the receipt, vesting or exercise of any Award. The Company and its Subsidiaries shall have the right to require payment of, or may deduct from any payment made under the Plan or otherwise to a Participant, or may permit shares to be tendered or sold, including shares of Common Stock delivered or vested in connection with an Award, in an amount sufficient to cover withholding of any federal, state, local, foreign or other governmental taxes or charges required by law or such greater amount of withholding as the Committee shall determine from time to time and to take such other action as may be necessary to satisfy any such withholding obligations. The value of any shares allowed to be withheld or tendered for tax withholding may not exceed the amount allowed consistent with fixed plan accounting in accordance with U.S. generally accepted accounting principles, to the extent applicable. It shall be a condition to the obligation of the Company to issue Common Stock upon the exercise of an Option or a SAR that the Participant pay to the Company, on demand, such amount as may be requested by the Company for the purpose of satisfying any tax withholding liability. If the amount is not paid, the Company may refuse to issue shares.

16. Other Benefit and Compensation Programs

Awards received by Participants under the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of calculating payments or benefits from any Company benefit plan or severance program unless specifically provided for under the plan or program. Unless specifically set forth in an Award Agreement, Awards under the Plan are not intended as payment for compensation that otherwise would have been delivered in cash.

17. Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any Participant holds any rights by virtue of an Award granted under the Plan, such rights shall constitute general unsecured liabilities of the Company and shall not confer upon any Participant or any other person or entity any right, title, or interest in any assets of the Company.

18. Expenses of the Plan

The expenses of the administration of the Plan shall be borne by the Company and its Subsidiaries. The Company may require Subsidiaries to pay for the Common Stock issued under the Plan.

19. Rights as a Stockholder

Unless the Committee determines otherwise, a Participant shall not have any rights as a stockholder with respect to shares of Common Stock covered by an Award until the date the Participant becomes the holder of record with respect to such shares. No adjustment will be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 9.

20. Future Rights

No Employee shall have any claim or right to be granted an Award under the Plan. There shall be no obligation of uniformity of treatment of Employees under the Plan. Further, the Company and its Subsidiaries may adopt other compensation programs, plans or arrangements as it deems appropriate or necessary. The adoption of the Plan shall not confer upon any Employee any right to continued employment in any particular position or at any particular rate of compensation, nor shall it interfere in any way with the right of the Company or a Subsidiary to terminate the employment of its Employees at any time, free from any claim or liability under the Plan.

21. Amendment and Termination

(a) The Plan and any Award may be amended, suspended or terminated at any time by the Board, provided that no amendment shall be made without stockholder approval, if stockholder approval is required under then applicable law, including any applicable tax, stock exchange or accounting rules, and further provided that no amendment to the Plan or any Award shall violate the prohibition on repricing contained in Section 4(d). Notwithstanding the foregoing, with respect to Awards subject to Section 409A of the Code, any amendment, suspension or termination of the Plan or any such Award shall conform to the requirements of Section 409A of the Code. Except as otherwise provided in Section 21(b), no termination, suspension or amendment of the Plan or any Award shall adversely affect the right of any Participant with respect to any Award theretofore granted, as determined by the Committee, without such Participant's written consent. Unless terminated earlier by the Board, the Plan will terminate on April 30, 2009.

(b) The Committee may amend or modify the terms and conditions of an Award to the extent that the Committee determines, in its sole discretion, that the terms and conditions of the Award violate or may violate Section 409A of the Code; provided, however, that (i) no such amendment or modification shall be made without the Participant's written consent if such amendment or modification would violate the terms and conditions of a Participant's offer letter or employment agreement, and (ii) unless the Committee determines otherwise, any such amendment or modification of an Award made pursuant to this Section 21(b) shall maintain, to the maximum extent practicable, the original intent of the applicable Award provision without contravening the provisions of Section 409A of the Code. The amendment or modification of any Award pursuant to this Section 21(b) shall be at the Committee's sole discretion and the Committee shall not be obligated to amend or modify any Award or the Plan, nor shall the Company be liable for any adverse tax or other consequences to a Participant resulting from such amendments or modifications or the Committee's failure to make any such amendments or modifications for purposes of complying with Section 409A of the Code or for any other purpose. To the extent the Committee amends or modifies an Award pursuant to this Section 21(b), the Participant shall receive notification of any such changes to his or her Award and, unless the Committee determines otherwise, the changes described in such notification shall be deemed to amend the terms and conditions of the applicable Award and Award Agreement.

22. Successors and Assigns

The Plan and any applicable Award Agreement entered into under the Plan shall be binding on all successors and assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

23. Governing Law

The Plan and all agreements entered into under the Plan shall be construed in accordance with and governed by the laws of the State of New York.

24. No Liability With Respect to Tax Qualification or Adverse Tax Treatment

Notwithstanding any provision of this Plan to the contrary, in no event shall the Company or any Subsidiary be liable to a Participant on account of an Award's failure to (i) qualify for favorable U.S. or foreign tax treatment or (ii) avoid adverse tax treatment under U.S. or foreign law, including, without limitation, Section 409A of the Code.

1. FORM OF 2008 CORE/SUPP CAP AWARD AGREEMENT

Exhibit D

Citigroup Inc.
Equity Award Agreement

1. Award Agreement. Citigroup Inc. ("Citigroup") hereby grants to {NAME} (the "Participant"), the award(s) summarized below, pursuant to the terms of the **2008 Capital Accumulation Program** (the "Program"). The terms, conditions and restrictions of your award are contained in this Equity Award Agreement, including the attached Appendix (together, the "Agreement"), and are summarized, along with additional information, in the **2008 Capital Accumulation Program prospectus dated October 1, 2007**, and any applicable prospectus supplements (together, a "Prospectus"). Your award is also governed by the Citigroup 1999 Stock Incentive Plan, as amended and restated effective April 19, 2005, as further amended on October 17, 2006, and as it may be further amended from time to time (the "Plan"). For the award to be effective, you must accept below, acknowledging that you have received and read the Prospectus and this Agreement, including the Appendix.

2. 2008 Capital Accumulation Program Award Summary*

Core CAP {Restricted/Deferred} Stock Award Summary

Award Date:	January 22, 2008
Total Number of Shares:	{# SHARES}
Basic Shares:	{# SHARES}
Premium Shares:	{# SHARES}
Vesting Dates (25% each vesting date):	January 20, 2009
	January 20, 2010
	January 20, 2011
	January 20, 2012

Supplemental CAP {Restricted/Deferred} Stock Award Summary

Award Date:	January 22, 2008
Number of Shares:	{# SHARES}
Vesting Dates (25% each vesting date):	January 20, 2009
	January 20, 2010
	January 20, 2011
	January 20, 2012

Stock Option Grant Summary

Grant Date:	January 22, 2008
Grant Price:	$24.45 per share
Number of Shares:	{#OPTION SHARES}
Vesting Dates (25% each vesting date):	January 20, 2009
	January 20, 2010
	January 20, 2011
	January 20, 2012
Option Expiration Date:	January 22, 2014

3. Acceptance and Agreement by Participant. I hereby accept the award described above, and agree to be bound by the terms, conditions, and restrictions of such award as set forth in this Agreement, including the Appendix, and in the Prospectus (acknowledging hereby that I have read and that I understand such documents), the Plan and Citigroup's policies, as in effect from time to time, relating to the administration of the Program and the Plan. I understand that vesting is conditioned upon continuous employment with the Company, and that an Award may be cancelled if there is a break in or termination of my employment with the Company.

CITIGROUP INC.

By: ______________________
[Name]
[Title]

PARTICIPANT'S ACCEPTANCE:

____
Name:
GEID:

*The terms, conditions and restrictions applicable to your award, including what happens in the event of a termination or suspension of your employment, are contained in this Agreement, which includes the Appendix hereto, and are also summarized in the Prospectus.

CITIGROUP INC.
EQUITY AWARD AGREEMENT
APPENDIX

This Appendix constitutes part of the Equity Award Agreement (the "Agreement") and is applicable to the **2008 Capital Accumulation Program** award(s) summarized on the first page of this Agreement. This Appendix is part of the Agreement and sets forth the terms and conditions and other information applicable to the restricted or deferred stock award, and/or non-qualified stock option grant (an "Option"), made to Participant under the Program, as described in the Award Summary on page 1. Restricted or deferred stock awards and Option grants are hereinafter referred to as "Awards". All Awards are denominated in shares of Citigroup common stock, par value $.01 per share (referred to herein as "shares" or "Citigroup stock"). The "Company", for purposes of this Agreement, shall mean Citigroup and its subsidiaries that participate in the Program, except where provided otherwise herein.

1. Terms and Conditions. The terms, conditions, and restrictions of the Award are set forth below. Certain of these provisions, along with other important information, are summarized in the **2008 Capital Accumulation Program prospectus dated October 1, 2007**, and any applicable prospectus supplement (together, the "Prospectus"). The terms, conditions, and restrictions of the Award include, but are not limited to, provisions relating to amendment, vesting, and cancellation of Awards, restrictions on the transfer of Awards, and sale restrictions on shares acquired upon the exercise of an Option.

By accepting an Award, Participant acknowledges that he or she has read and understands the Prospectus and the terms and conditions set forth in this Appendix. Participant understands that this Award and all other incentive awards are entirely discretionary and that no right to receive the Award, or any incentive award, exists absent a prior written agreement to the contrary.

Participant understands that the value that may be realized from an Award, if any, is contingent and depends on the future market price of Citigroup stock, among other factors, and that because equity awards are discretionary, and intended to promote employee retention and stock ownership and to align employees' interests with those of stockholders, equity awards are subject to vesting conditions and will be canceled if vesting conditions are not satisfied.

Any monetary value assigned to an Award in any communication regarding the Award is contingent, hypothetical, and for illustrative purposes only and does not express or imply any promise or intent by the Company to deliver, directly or indirectly, any certain or determinable cash value to Participant. Receipt of an Award covered by this Agreement, or any other incentive award, is neither an indication nor a guarantee that an incentive award of any type or amount will be made in the future, and absent a written agreement to the contrary, the Company is free to change its practices and policies regarding incentive awards at any time in its sole discretion.

Any actual, anticipated, or estimated financial benefit to Participant from an Award is not and shall not be deemed to be a normal or an integral part of Participant's regular or expected salary or compensation from employment for any purposes, including, but not limited to, calculating any statutory, common law or other severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services for the Company.

2. Vesting. If conditions to vesting are satisfied, shares underlying an Award of restricted or deferred stock will be distributed to Participant on the vesting date(s) set forth in the Stock Award Summary, and Option shares shall vest and become exercisable in the installment amounts (subject to rounding, in Citigroup's discretion) on the vesting dates set forth in the Stock Option Grant Summary. Vesting in each case is subject to receipt of the information necessary to make required tax payments and confirmation by Citigroup that all conditions to vesting and distribution of the shares have been satisfied.

Vesting is conditioned on Participant's continuous employment with the Company up to and including the scheduled vesting date, unless otherwise provided below.

3. Exercise of Option. Vested Option shares may be exercised in whole or in part by Participant upon notice to the Company, together with provision for payment of the grant price (set forth in the Stock

Option Grant Summary) and applicable withholding taxes. Such notice shall be given in the manner prescribed by Citigroup and shall specify the date and method of exercise and the number of Option shares that are being exercised. The currently available option exercise methods, which are subject to change at any time, are described in the Prospectus. All stock option exercises will be processed in accordance with the Citigroup Equity Compensation administrative procedures and deadlines then in effect. If Participant uses a broker-assisted exercise method that may be available from time to time, Participant acknowledges and agrees that option proceeds from any broker-assisted exercises will be net of applicable commissions and fees associated with these transactions. The applicable commissions and fees will be disclosed to Participant at or prior to the time of exercise or will be available to Participant upon request. The laws of the country in which Participant is working at the time of grant, vesting, and/or exercise of the Option (including any rules or regulations governing securities, foreign exchange, tax or labor matters), and Citigroup accounting or other policies, whether dictated by such country's political or regulatory climate or otherwise, may restrict or prohibit any one or more of the stock option exercise methods described in the Prospectus; such restrictions may apply differently if Participant is a resident or expatriate employee, and are subject to change at any time. If the last day on which an Option may be exercised pursuant to any provision of this Agreement is not a trading day on the New York Stock Exchange, then the immediately preceding New York Stock Exchange trading day shall be the last day on which an Option may be exercised. An Option may not be exercised after the Option Expiration Date set forth in the Stock Option Grant Summary (the "Option expiration date"). **The Company is not obligated to notify a Participant that an Option is nearing expiration.**

4. Sale Restriction on Option Shares. Except in the case of Participant's termination of employment pursuant to Section 5(b), (e), (j), (k) or (l), Participant acknowledges that shares acquired upon an Option exercise during the term of Participant's employment may not be sold or otherwise transferred until two years from the date of exercise.

5. Termination and Interruption of Employment. Participation in the Program, including but not limited to Participant's right to vest in an Award or exercise an Option, is conditioned upon Participant's continuous employment with the Company, except as otherwise provided below.

For all purposes related to an Award, Participant's employment shall be deemed terminated as of the last day of active service with the Company, regardless of any entitlement to notice, payment in lieu of notice, severance pay, termination pay, pension payment, or the equivalent that may be provided by any other plan, contract, or law.

If Participant's continuous employment with the Company terminates or is interrupted for any reason stated below, Participant's rights with respect to the Award, including any "Core CAP Basic Shares" and "Core CAP Premium Shares" (each as defined below), "Supplemental CAP Shares" and shares subject to an Option ("Option shares"), each as may be set forth in the Stock Award Summary and/or Stock Option Grant Summary of this Agreement, will be affected as described below. With respect to any provision herein that provides for the distribution of shares upon the termination of Participant's employment, such distribution may be delayed for a period of six months, if Citigroup determines that Participant is among the Company's top 50 most highly compensated employees. Interest will not accrue during the period of delay and there will not be any compensation for loss in market value or otherwise.

(a) Voluntary Resignation. If Participant voluntarily terminates his or her employment with the Company, vesting of restricted stock awards, deferred stock awards and Option shares will cease, as will the right to exercise any vested Option shares, on the date Participant's employment is so terminated; all unvested shares and unexercised Option shares subject to the Award will be canceled and Participant shall have no further rights of any kind with respect to the Award. Different treatment may apply to Option shares if Participant is subject to a garden leave or other notice policy.

(b) Disability.

(i) A restricted or deferred stock award will continue to vest during the first 12 months of Participant's approved disability leave pursuant to a Company disability policy. If Participant has remained on an approved disability leave for 12 months pursuant to a Company disability policy, any unvested portion of the Award will vest and shares of Citigroup stock will be delivered to Participant; provided, however, that if prior to the commencement or during the period of any disability leave referred to above Participant meets the age and years of service conditions of Section 5(j), (k) or (l) below, Participant's unvested deferred stock awards will continue to vest on schedule.

(ii) Notwithstanding the foregoing, if a Participant with a deferred stock award provides proof satisfactory to the Company that Participant has been determined by the United States Social Security Administration to be totally disabled, any unvested portion of a deferred stock award will vest and shares of Citigroup stock will be delivered to Participant.

(iii) An Option will continue to vest on schedule and may be exercised during the first 12 months of Participant's approved disability leave (but not later than the Option expiration date). If Participant has remained on an approved disability leave for 12 months, any unvested Option shares will vest immediately, and the Option may be exercised for up to two years thereafter (but not later than the Option expiration date); the two year sale restriction imposed on Option shares will cease to apply and will not be imposed on any shares that may be acquired from a future exercise of the Option.

(iv) Notwithstanding the foregoing, if before the end of a 12-month period of disability leave (or determination of total disability by the United States Social Security Administration) Participant's employment is terminated for any of the reasons described in Sections 5(a), (e), (f), (h) or (i), such applicable provisions shall apply.

(c) Approved Personal Leave of Absence (Non-Statutory Leave).

(i) A restricted or deferred stock award will continue to vest on schedule during the first six months of Participant's personal leave of absence, provided that Participant's leave of absence was approved by management of Participant's business unit in accordance with the leave of absence policies applicable to Participant (an "approved personal leave of absence"). Any unvested restricted or deferred stock will be canceled as soon as the approved personal leave of absence has exceeded six months.

(ii) An Option will continue to vest on schedule during the first six months of an approved personal leave of absence. Vested Option shares may be exercised during the first six months of an approved personal leave of absence (but not later than the Option expiration date). All unexercised Option shares will be canceled as soon as the approved personal leave of absence has exceeded six months.

(iii) If Participant terminates employment for any reason during the first six months of an approved personal leave of absence, or if on or prior to such time Participant satisfies the conditions of Section 5(j), (k) or (l), then such applicable provisions of this Section 5 will apply. For purposes of Section 5(j), (k) and (l), Participant's employment will be deemed to have terminated as of the date that an approved personal leave of absence exceeds six months.

(d) Statutory Leave of Absence. The Award will continue to vest and Participant may continue to exercise vested Option shares (but not later than the Option expiration date) during a leave of absence that is approved by management of Participant's business unit, provided by applicable law and taken in accordance with such law and applicable Company policy (a "statutory leave of absence"). If a statutory leave of absence is followed without interruption by an approved personal leave of absence, any unvested restricted or deferred stock and unexercised Option shares will be canceled as of the date that the combined leaves, if continuous, have exceeded six months (if the Option has not already expired). If Participant terminates employment for any reason during an approved statutory leave of absence, or if on or prior to such time Participant satisfies the conditions of Section 5(j), (k), or (l), then such applicable provisions of this Section 5 will apply. For purposes of Section 5(j), (k) and (l), if a statutory leave of absence is followed without interruption by an approved personal leave of absence, Participant's employment will be deemed to have terminated as of the date that the combined leaves exceed six months.

(e) Death. If Participant's employment terminates by reason of Participant's death, (i) any unvested restricted or deferred stock will vest and shares of Citigroup common stock will be delivered to Participant's estate; (ii) any unvested Option shares will vest and vested Option shares may be exercised by Participant's estate for up to two years from the date of Participant's death (but not later than the Option expiration date); and (iii) the two-year sale restriction imposed on Option shares will cease to apply and will not be imposed on any shares that may be acquired by Participant's estate in a future exercise of the Option.

(f) Involuntary Termination for Gross Misconduct. Notwithstanding any provisions of this Agreement to the contrary, if the Company terminates Participant's employment because of Participant's "gross misconduct" (as defined below), vesting of the Award, and the right to exercise vested Option shares, will cease on the date Participant's employment is so terminated; all unvested restricted or deferred stock and all unexercised Option shares will be canceled as of the termination date of Participant's employment and Participant shall have no further rights of any kind with respect to the Award. For purposes of this Agreement, "gross misconduct" means any conduct that (i) is in competition with the Company's business operations, (ii) that breaches any obligation that Participant owes to the Company or Participant's duty of loyalty to the Company, (iii) is materially injurious to the Company, monetarily or otherwise, or (iv) is otherwise determined by the Personnel and Compensation Committee of the Citigroup Board of Directors (the "Committee"), in its sole discretion, to constitute gross misconduct. For purposes of this Section 5(f), "Company" shall mean Citigroup and any of its subsidiaries.

(g) Transfer to Non-Participating Subsidiary.

(i) If Participant transfers to a subsidiary that is a member of the "controlled group" of Citigroup (as defined below), the Award will continue to vest on schedule and vested Option shares may continue to be exercised (but not later than the Option expiration date).

(ii) If Participant transfers to a subsidiary that is not a member of the "controlled group" of Citigroup (as defined below), (A) unvested "Core CAP Basic Shares" (as defined below) and "Supplemental CAP Shares" will vest and shares of Citigroup stock will be distributed to Participant; (B) a prorated portion of any unvested "Core CAP Premium Shares" (as defined below) will vest and shares of Citigroup stock will be distributed to Participant (such prorated portion shall be calculated (1) by assuming that the portion of the restricted or deferred stock award scheduled to vest on each different vesting date is a separate award, and (2) for each separate award, by multiplying the number of unvested "Core CAP Premium Shares" (as defined below) that are subject to such separate award by a fraction, the numerator of which is equal to the number of days the Participant was employed by the Company during the vesting period applicable to such separate award and the denominator of which is equal to the number of days in the entire vesting period applicable to such separate award); and (C) vesting of an Option will cease and vested Option shares may continue to be exercised for up to 90 days after the termination date of Participant's employment (but not later than the Option expiration date).

For purposes of this Agreement, "controlled group" has the meaning set forth in Treas. Reg. § 1.409A-1(h)(3).

(h) Involuntary Termination Other than for Gross Misconduct. Except as provided in Section 5(n) below, if Participant's employment is terminated by the Company for any reason other than gross misconduct and Participant has not met the conditions specified in Section 5(j), (k) or (l), (i) unvested "Core CAP Basic Shares" (as defined below) and "Supplemental CAP Shares" will vest and shares of Citigroup stock will be distributed to Participant; (ii) a prorated portion of any unvested "Core CAP Premium Shares" (as defined below) will vest and shares of Citigroup stock will be distributed to Participant (such prorated portion shall be calculated (A) by assuming that the portion of the restricted or deferred stock award scheduled to vest on each different vesting date is a separate award, and (B) for each separate award, by multiplying the number of unvested Core CAP Premium Shares that are subject to such separate award by a fraction, the numerator of which is equal to the number of days the Participant was employed by the Company during the vesting period applicable to such separate award and the denominator of which is equal to the number of days in the entire vesting period applicable to such separate award); and (iii) vesting of an Option will cease and any vested Option shares may continue to be exercised for up to 90 days after the termination date of Participant's employment (but not later than the Option expiration date).

(i) Voluntary Resignation to Pursue Alternative Career. If Participant has not met the conditions of Section 5(j), (k) or (l), and, with the prior written approval of the Senior Human Resources Officer for Participant's business, in his or her sole discretion, Participant voluntarily resigns from his or her employment with the Company to work in a full-time career in either government service, for a bona fide charitable institution, or as a teacher at a bona fide educational institution, (i) unvested "Core CAP Basic Shares" (as defined below) and "Supplemental CAP Shares" will vest and be distributed to Participant; and (ii) unvested "Core CAP Premium Shares" (as defined below) will be canceled and Participant shall have no further rights of any kind with respect to such portion of the Award; and (iii) vesting of an Option will cease and all unexercised Option shares will be canceled as of the termination date of Participant's employment and Participant shall have no further rights of any kind with respect to the Option.

(j) Satisfying the "Rule of 75." If Participant has completed a number of full years of service with the Company that, when added to his or her age, equals at least 75, (i) unvested "Core CAP Basic Shares" and "Core CAP Premium Shares" (each as defined below) and "Supplemental CAP Shares" will continue to vest on schedule, provided that Participant is not, at any time up to and including any vesting date, employed by a "significant competitor" of the Company (as defined in Section 5(q) below); and (ii) an Option will continue to vest on schedule and may be exercised (but not later than the Option expiration date) while Participant is employed by the Company; unvested Option shares will vest on the date Participant's employment with the Company is terminated for any reason other than gross misconduct and may be exercised for up to two years after the termination date of Participant's employment (but not later than the Option expiration date), provided that Participant is not, at any time up to and including any exercise date, employed by a "significant competitor" of the Company (as defined in Section 5(q) below).

(k) Satisfying the "Rule of 60." If Participant does not satisfy the conditions of Section 5(j) above, but (i) is at least age 50 and has completed at least five full years of service with the Company and Participant's age plus the number of full years of service with the Company equals at least 60, or (ii) Participant is under age 50, but has completed at least 20 full years of service with the Company and Participant's age plus the number of full years of service with the Company equals at least 60, then (1) unvested "Core CAP Basic Shares" (as defined below) and "Supplemental CAP Shares" will continue to vest on schedule, provided that Participant is not, at any time up to and including any vesting date, employed by a "significant competitor" of the Company (as defined in Section 5(q) below); (2) unvested "Core CAP Premium Shares" (as defined below) will continue to vest on schedule, provided that Participant is not, at any time up to and including any vesting date, employed by a "significant competitor" of the Company (as defined in Section 5(q) below), and provided that if Participant is no longer employed by the Company, any unvested "Core CAP Premium Shares" will be canceled on the termination date of Participant's employment and Participant shall have no further rights of any kind with respect to such portion of the Award; and (3) an Option will continue to vest on schedule and may be exercised (but not later than the Option expiration date) while Participant is employed by the Company; if Participant is no longer employed by the Company, vesting of the Option will cease on the date Participant's employment is terminated and any vested Option shares may be exercised for up to two years after the termination date of Participant's employment (but not later than the Option expiration date), provided that Participant is not, at any time up to and including any exercise date, employed by a "significant competitor" of the Company (as defined in Section 5(q) below).

(l) Reaching Age 55 by Certain Legacy Citibank Employees. If Participant is at least age 55 and is a legacy Citibank employee who participates in (i) the grandfathered Citibank formula of the U.S.

Citigroup Pension Plan or (ii) the grandfathered Citibank formula of the Head Office Guarantee (HOG) Plan, then (1) any unvested "Core CAP Basic Shares" (as defined below) will continue to vest on schedule, provided that Participant is not, at any time up to and including any vesting date, employed by a "significant competitor" of the Company (as defined in Section(q) below); (2) any unvested "Supplemental CAP Shares" (as defined below) will be treated in accordance with Section 5(j) or (k), if applicable, or will be canceled if Participant is no longer employed by the Company; and (3) an Option will continue to vest on schedule and may be exercised (but not later than the Option expiration date) while Participant is employed by the Company. If Participant has received an Award under the Core Capital Accumulation Program and otherwise satisfies the conditions of this Section 5(l), any unvested Option shares will vest on the date Participant's employment with the Company is terminated for any reason other than gross misconduct and may be exercised for up to two years after the termination date of Participant's employment (but not later than the Option expiration date), provided that Participant is not, at any time up to and including any exercise date, employed by a "significant competitor" of the Company (as defined in Section 5(q) below). If Participant has received an Award under the Supplemental Capital Accumulation Program only, even if Participant has otherwise satisfied the conditions of this Section 5(l), any unvested Option shares will be treated in accordance with Section 5(j) or (k), if applicable, or will be canceled if Participant is no longer employed by the Company.

(m) Termination of Employment other than for Gross Misconduct or Transfer to Non-Participating Subsidiary, when Also Eligible under Section 5(j), (k) or (l). If Participant is terminated other than for gross misconduct or is transferred to a subsidiary described in Section 5(g)(ii) above and on the date Participant's employment is so terminated or transferred, Participant has satisfied the conditions of Section 5(j), (k) or (l) above, then the provisions of such sub-section will apply; provided, however, that continued vesting of the Award and the right to exercise vested Option shares will not be subject to the condition that Participant not be employed by a "significant competitor" of the Company (as defined in Section 5(q) below), and provided further that if Participant has satisfied the conditions of Section 5(k) but not Section 5(j) above, Participant shall also continue to vest in a pro rata portion of any "Core CAP Premium Shares" (as defined below), which portion shall be computed in accordance with Section 5(h) above.

(n) Employing Company Is Acquired by Another Entity (Change in Control). If Participant is employed by a company or other legal entity that is acquired by another entity in a transaction that is described in Section 409A(a)(2)(A)(v) of the United States Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder (a "change in control"), the provisions of Section 5(h) shall apply; provided, however, that if Participant has satisfied the conditions specified in Section 5(j), (k) or (l), any Option shares that vested prior to the effective date of the change in control may be exercised for two years from the effective date of the change in control (but not later then the Option expiration date). The Committee may, in its sole discretion, accelerate the vesting of additional shares and/or Option shares, and any vesting and distribution of shares that occurs as a result of such change in control will occur on the effective date of the change in control. If any additional Option shares are vested, the Committee shall specify the time permitted to exercise such additional Option shares.

(o) Additional Conditions Applicable to Post-Employment Participation. Except as otherwise provided herein, in any instance in which, if, in the determination of the Committee, Participant engages in conduct that is in competition with the Company's business operations, breaches his or her duty of loyalty or any obligation Participant owes to the Company, or is materially injurious to the Company, monetarily or otherwise, while holding any shares of Citigroup common stock subject to a sale restriction, such shares may be canceled, in the sole discretion of the Committee. If any such shares are canceled pursuant to this Section 5(o), Participant will receive a cash payment (without interest) equal to the grant price of the Option under which the shares were issued (as adjusted, if applicable) multiplied by the number of shares canceled. Additionally, the Committee may cancel any unvested restricted or deferred stock if it determines that Participant has, since the termination of Participant's employment with the Company, engaged in conduct that breaches any obligation or duty of loyalty to the Company or that is materially injurious to the Company, monetarily or otherwise. For purposes of this Section 5(o), "Company" shall mean Citigroup and any of its subsidiaries.

(p) Definition of "Core CAP Basic Shares" and "Core CAP Premium Shares." "Core CAP Basic Shares" shall mean 75% (subject to rounding, in Citigroup's discretion) of the number of shares of Citigroup stock in an award of restricted or deferred stock indicated in the Core CAP Restricted (or Deferred) Stock Award Summary on page 1 of this Agreement; provided, however, in the case of a Participant who participates in (i) the grandfathered Citibank formula of the U.S. Citigroup Pension Plan or (ii) the grandfathered Citibank formula of the Head Office Guarantee (HOG) Plan, "Core CAP Basic Shares" shall mean 100% of the number of shares of Citigroup stock in an award of restricted or deferred stock indicated in the Core CAP Restricted (or Deferred) Stock Award Summary on page 1 of this Agreement. "Core CAP Premium Shares" shall mean 25% (subject to rounding, in the Company's discretion) of the number of shares of Citigroup stock in an award of restricted or deferred stock indicated in the Core CAP Restricted (or Deferred) Stock Award Summary on page 1 of this Agreement, and shall not apply to a Participant who participates in (i) the grandfathered Citibank formula of the U.S. Citigroup Pension Plan or (ii) the grandfathered Citibank formula of the Head Office Guarantee (HOG) Plan.

(q) Definition of "Significant Competitor." For purposes of this Agreement, a "significant competitor" of the Company shall mean any company or other entity designated by the Committee as such and included on a list of "significant competitors" that will be made available to Participant and which may be updated from time to time. If Participant has terminated employment with the Company, a "significant competitor" shall mean a company or other entity included on the list in effect at the time Participant's employment with the Company was terminated. For purposes of this Section 5(q), "Company" shall mean Citigroup and any of its subsidiaries.

6. Non-Transferability. Neither the Award, nor any component of the Award, may be sold, pledged, hypothecated, assigned, margined or otherwise transferred, other than by will or the laws of descent and distribution, and no Award or interest or right therein shall be subject to the debts, contracts or engagements of Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law, by judgment, lien, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy or divorce), and any attempted disposition thereof shall be null and void, of no effect, and not binding on the Company in any way. Participant agrees that any purported transfer shall be null and void, and shall constitute a breach of this Agreement causing damage to the Company for which the remedy shall be a cancellation of the Award. During Participant's lifetime, all rights with respect to the Award shall be exercisable only by Participant, and any and all payments in respect of the Award shall be to Participant only. The Company shall be under no obligation to entertain, investigate, respect, preserve, protect or enforce any actual or purported rights or interests asserted by any creditor of Participant or any other third party in the Award, and Participant agrees to take all reasonable measures to protect the Company against any such claims being asserted in respect of Participant's Award and to reimburse the Company for any and all reasonable expenses it incurs defending against or complying with any such third-party claims if Participant could have reasonably acted to prevent such claims from being asserted against the Company.

7. Stockholder Rights. Participant shall have no rights as a stockholder of Citigroup over any shares covered by an Award, except to the limited extent provided in the Prospectus for an Award of restricted stock, unless and until shares are distributed to Participant in connection with the vesting of a restricted or deferred stock award or an Option exercise. During the vesting period, Participant may receive dividend or dividend equivalent payments in respect of shares subject to a restricted or deferred stock award, to the extent provided in the Prospectus.

8. Right of Set Off. Participant agrees that the Company may, to the extent permitted by applicable law, retain for itself funds or securities otherwise payable to Participant pursuant to this Award or any award under any equity award program administered by Citigroup to offset any amounts paid by the Company to a third party pursuant to any award, judgment, or settlement of a complaint, arbitration, or lawsuit of which Participant was the subject; to satisfy any obligation or debt that Participant owes the Company or its affiliates; or in the event any equity award is canceled pursuant to its terms. The Company may not retain such funds or securities and set off such obligations or liabilities, as described above, until such time as they would otherwise be distributable to Participant in accordance with the applicable award terms.

9. Consent to Electronic Delivery. In lieu of receiving documents in paper format, Participant hereby agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that Citigroup may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms or communications) in connection with the Award(s) covered by this Agreement and any other prior or future incentive award or program made or offered by Citigroup or its predecessors or successors. Electronic delivery of a document to Participant may be via a Company e-mail system or by reference to a location on a Company intranet site to which Participant has access.

10. Plan Administration. The Award described in this Agreement has been granted subject to the terms of the Plan, and the shares deliverable to Participant in connection with an Award, whether upon the exercise of an Option or vesting of a restricted or deferred stock award, will be from the shares available for grant pursuant to the terms of the Plan.

11. Adjustments. In the event of any change in Citigroup's capital structure on account of (i) any extraordinary dividend, stock dividend, stock split, reverse stock split or any similar equity restructuring; or (ii) any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any other similar event affecting Citigroup's capital structure, to the extent necessary to prevent the enlargement or diminution of the rights of Participants, the Committee shall make such appropriate equitable adjustments as may be permitted by the terms of the Plan and applicable law, to the number or kind of shares subject to an Award and/or the grant price applicable to an Award. All such adjustments shall conform to the requirements of Section 409A of the Code, to the extent applicable, and with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Committee determines that such adjustments or substitutions may be made without causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. Citigroup shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes. Notwithstanding the foregoing, the Committee may, in its discretion, decline to adjust any Award made to a Participant, if it determines that such adjustment would violate applicable law or result in adverse tax consequences to the Participant or the Company, and neither the Committee nor Citigroup shall be bound to compensate any Participant for any such adjustment not made, nor shall they be liable to Participant for any additional personal tax or other consequences of any adjustments that are made to an Award.

12. Taxes and Tax Residency Status. By accepting the Award, Participant agrees to pay all applicable income and/or social taxes and file all required tax returns in all jurisdictions where Participant is subject to tax and/or an income tax filing requirement. If Participant is an employee in one of Citigroup's expatriate programs, he or she agrees to pay all applicable income and/or social taxes and file all tax returns in accordance with the applicable expatriate policy. To assist Citigroup in achieving full compliance with its obligations under the laws of all relevant taxing jurisdictions, Participant agrees to keep complete and accurate records of his or her income tax residency status and the number and location of workdays outside his or her country of income tax residency from the date of an Award until the later of the vesting of an Award, the exercise of an Option, or the subsequent sale of any shares received in connection with an Award. By signing this Agreement, Participant also agrees to provide, upon request, information about his or her tax residency status to Citigroup during such period. Participant will be responsible for any income tax due, including penalties and interest, arising from any misstatement by Participant regarding such information.

13. Entire Agreement; No Right to Employment. The Prospectus and the Agreement constitute the entire understanding between the Company and Participant regarding the Award and supersede all previous written, oral, or implied understandings between the parties hereto about the subject matter hereof, including any written or electronic agreement, election form or other communication to, from or between Participant and the Company. Nothing contained herein, in the Plan, or in any Prospectus shall confer upon Participant any rights to continued employment or employment in any particular position, at any specific rate of compensation, or for any particular period of time.

14. Amendment. The Committee may in, its sole discretion, modify, amend, terminate or suspend the Award or the Program at any time, except that no termination, suspension, modification or amendment of the Award or the Program shall (i) cause the Award or the Program to become subject to, or violate,

Section 409A of the Code, or (ii) except as provided in Section 15(a), adversely affect Participant's rights with respect to the Award, as determined by the Committee, without Participant's written consent.

15. Section 409A Compliance.

(a) Participant understands that as a result of Section 409A of the Code, if Participant is a U.S. taxpayer he or she could be subject to adverse tax consequences if the Award, the Program and/or the Plan are not administered in accordance with the requirements of Section 409A. Citigroup may modify the provisions of the Award, the Program and/or the Plan, as necessary, to conform them to the requirements of Section 409A or other changes in applicable law. To the extent Citigroup amends the Award, the Program or the Plan, Participant will receive a supplement to the Prospectus describing any such changes.

(b) Notwithstanding any provision of this Agreement to the contrary, (i) Citigroup may modify the provisions of the Award, the Program and/or the Plan, as necessary, to conform them to the requirements of Section 409A or other changes in applicable law and (ii) any distribution of shares subject to a deferred stock award otherwise provided by the terms of this Agreement to occur upon any event that would constitute a "separation from service" (within the meaning of Section 409A of the Code) to a Participant who is a "specified employee" (within the meaning of Treas. Reg. § 1.409A-1(i)(1)) at the time of such Participant's "separation from service," shall not be made until the date which is six months from such "separation from service," or, if earlier, the date of Participant's death and during such six-month deferral period, Participant shall not be entitled to interest, dividends, dividend equivalents, or any compensation for any loss in market value or otherwise which occurs with respect to the Award during such deferral period.

(c) BY ACCEPTING THIS AWARD, PARTICIPANT HEREBY CONSENTS TO THE AMENDMENT OR MODIFICATION OF ANY OUTSTANDING EQUITY AWARD(S) HERETOFORE GRANTED TO OR ENTERED INTO WITH PARTICIPANT, IN LIKE MANNER AND PURPOSE AS PROVIDED BY SECTION 15(b) OF THIS AGREEMENT, TO THE EXTENT ANY SUCH AWARDS MAY VIOLATE SECTION 409A OF THE CODE; PROVIDED, HOWEVER, THAT (i) NO SUCH AMENDMENT OR MODIFICATION SHALL BE MADE IF IT WOULD VIOLATE THE TERMS AND CONDITIONS OF PARTICIPANT'S OFFER LETTER OR EMPLOYMENT AGREMENT, AND (ii) UNLESS THE COMMITTEE DETERMINES OTHERWISE, ANY AMENDMENT OR MODIFICATION TO OUTSTANDING AWARD(S) PURSUANT TO THIS SECTION 15(c) SHALL MAINTAIN, TO THE MAXIMUM EXTENT PRACTICABLE, THE ORIGINAL INTENT OF THE APPLICABLE PROVISION WITHOUT CONTRAVENING THE PROVISIONS OF SECTION 409A OF THE CODE. THE AMENDMENT OR MODIFICATION OF ANY AWARD(S) PURSUANT TO THIS PROVISION SHALL BE AT THE COMPANY'S SOLE DISCRETION AND THE COMPANY SHALL NOT BE OBLIGATED TO AMEND OR MODIFY ANY SUCH AWARD(S) OR THIS AWARD, THE PROGRAM OR THE PLAN, NOR SHALL THE COMPANY BE LIABLE FOR ANY ADVERSE TAX OR OTHER CONSEQUENCES TO PARTICIPANT RESULTING FROM SUCH AMENDMENTS OR MODIFICATIONS OR THE COMPANY'S FAILURE TO MAKE ANY SUCH AMENDMENTS OR MODIFICATIONS FOR PURPOSES OF COMPLYING WITH SECTION 409A OF THE CODE OR FOR ANY OTHER PURPOSE. TO THE EXTENT CITIGROUP AMENDS OR MODIFIES ANY OUTSTANDING AWARD(S) OR THIS AWARD PURUSANT TO SECTION 15 OF THIS AGREMENT, PARTICIPANT SHALL RECEIVE A SUPPLEMENT TO THE PROSPECTUS DESCRIBING ANY SUCH CHANGES AND, UNLESS THE COMMITTEE DETERMINES OTHERWISE, THE CHANGES DESCRIBED IN THE SUPPLEMENT SHALL BE DEEMED TO AMEND THE TERMS AND CONDITIONS OF THE APPLICABLE AWARD AGREEMENTS.

16. Arbitration; Conflict; Governing Law. Any disputes related to the Award shall be resolved by arbitration in accordance with the Company's arbitration policies. In the absence of an effective arbitration policy, Participant understands and agrees that any dispute related to an Award shall be submitted to arbitration in accordance with the rules of the American Arbitration Association, if so elected by the Company in its sole discretion. In the event of a conflict between the Prospectus and this Agreement, this Agreement shall control. In the event of a conflict between this Agreement and the Plan, the Plan shall control. This Agreement shall be governed by the laws of the State of New York (regardless of conflict of laws principles) as to all matters, including, but not limited to, the construction, application, validity and administration of the Program.

17. Disclosure Regarding Use of Personal Information and Participant's Consent.

(a) Definition and Use of "Personal Information." In connection with the grant of this Award, and any other award under the Program or any other equity award program, and the implementation and administration of any such program, including, without limitation, Participant's actual participation, or consideration by the Company for potential future participation, in any program at any time, it is or may become necessary for the Company to collect, transfer, use, and hold certain personal information regarding Participant in and/or outside of Participant's home country.

The "personal information" that Citigroup may collect, process, store and transfer for the purposes outlined above may include Participant's name, nationality, citizenship, tax or other residency status, work authorization, date of birth, age, government/tax identification number, passport number, brokerage account information, GEID or other internal identifying information, home address, work address, job and location history, compensation and equity award information and history, business unit, employing entity, and Participant's beneficiaries and contact information. Participant may obtain more details regarding the access and use of his/her personal information, and may correct or update such information, by contacting his/her human resources representative or local equity coordinator.

Use, transfer, storage and processing of personal information, electronically or otherwise, may be in connection with the Company's internal administration of its equity award programs, or in connection with tax or other governmental and regulatory compliance activities directly or indirectly related to an equity award program. For such purposes only, personal information may be used by third parties retained by the Company to assist with the administration and compliance activities of its equity award programs, and may be transferred by the company that employs (or any company that has employed) Participant from Participant's home country to other Citigroup entities and third parties located in the United States and in other countries. Specifically, those parties that may have access to Participant's information for the purposes described herein include, but are not limited to, (i) human resources personnel responsible for administering the equity award programs, including local and regional equity award coordinators, and global coordinators located in the United States; (ii) Participant's U.S. broker and equity account administrator and trade facilitator; (iii) Participant's U.S., regional and local employing entity and business unit management, including Participant's supervisor and his/her superiors; (iv) the Committee or its designee, which is responsible for administering the Plan; (v) Citigroup's technology systems support team (but only to the extent necessary to maintain the proper operation of electronic information systems that support the equity award programs); and (vi) internal and external legal, tax and accounting advisors (but only to the extent necessary for them to advise the Company on compliance and other issues affecting the equity award programs in their respective fields of expertise). At all times, Company personnel and third parties will be obligated to maintain the confidentiality of Participant's personal information except to the extent the Company is required to provide such information to governmental agencies or other parties. Such action will always be undertaken only in accordance with applicable law.

(b) Participant's Consent. BY ACCEPTING THIS AWARD, PARTICIPANT EXPLICITLY CONSENTS (I) TO THE USE OF PARTICIPANT'S PERSONAL INFORMATION FOR THE PURPOSE OF BEING CONSIDERED FOR PARTICIPATION IN FUTURE EQUITY AWARDS (TO THE EXTENT HE/SHE IS ELIGIBLE UNDER APPLICABLE PROGRAM GUIDELINES, AND WITHOUT ANY GUARANTEE THAT ANY AWARD WILL BE MADE); AND (II) TO THE USE, TRANSFER, PROCESSING AND STORAGE, ELECTRONICALLY OR OTHERWISE, OF HIS/HER PERSONAL INFORMATION, AS SUCH USE HAS OCCURRED TO DATE, AND AS SUCH USE MAY OCCUR IN THE FUTURE, IN CONNECTION WITH THIS OR ANY OTHER EQUITY AWARD, AS DESCRIBED ABOVE.

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